SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

SUMMARY

I FINANCIAL INFORMATION FROM SUBSIDIARIES
II FINANCIAL ANALYSIS FROM SUBSIDIARIES

The Investors Report - Annexes I, II and III can be found at excel on our website: www.eletrobras.com.br/ri. Annex III will be available soon.

Contact RI:
ombudsman-ri@eletrobras.com | www.eletrobras.com.br/ri | +55 (21) 2514-6333

Conference Call in Portuguese
May 13, 2021
2:30 p.m. (Brasília)
1:30 p.m. (New York)
6:30 p.m. (London)
Phones: (11) 3137-8037

Conference Call in English
May 13, 2021
2:30 p.m. (Brasília)
1:30 p.m. (New York)
6:30 p.m. (London)
Phones: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF THE REPORT TO INVESTORS:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

ELET B3 LISTED N1
EBR & EBR.B LISTED NYSE
LATIBEX XELTO & XELTB
ISE B3
DESTAQUE EM GOVERNANÇA DE ESTATAIS
ICO2 B3
IG SEST NÍVEL 1
Pacto Global Rede Brasileira

ASSETS 03/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Cash and Cash Equivalents	126,334	67,402	6,377	5,084	64	7,113	76,642
Accounts Receivable, net	1,471,494	1,572,790	461,212	774,717	0	286,172	1,022,819
Financing and Loans - principal	0	0	0	0	0	0	0
Financing and Loans - charges	0	0	0	0	0	0	0
Marketable Securities	1,709,668	3,307,632	1,204,969	1,514,758	96,564	739,923	493,986
Dividends Receivable	70,754	27,108	0	38,207	7,939	0	0
Deferred Fiscal Assets (Tax and Contributions)	0	0	2,576	0	2,632	23,538	22,373
Income Tax and Social Contribution	62,101	426,176	45,826	210,630	1,810	48,945	0
Derivative Financial Instruments	0	0	0	445,608	0	0	0
Reimbursement Rights	0	0	3,124	0	0	0	0
Guarantees and Linked Deposits	0	34,646	103,165	0	0	0	21,398
Inventory	42,794	90,061	58,334	62,874	0	193,516	59,426
Contractual Assets	4,570,800	2,380,088	813,996	1,666,333	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	428,340	0
Financial Assets	0	11,996	0	0	0	0	0
Hydrological risk	0	0	2,007	0	0	0	1,125
Others	352,736	590,418	118,910	382,894	0	147,324	85,616
TOTAL CURRENT ASSETS	8,406,681	8,508,317	2,820,496	5,101,105	109,009	1,874,871	1,783,385

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	270,492	0	158	80,746	0	0	757,323
Financing and Loans - principal	0	0	0	0	0	0	0
Marketable Securities	0	213	39	105	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	0	201,565	208	0	0	0	0
Income Tax and Social Contribution	0	191,286	1,598,932	233,726	0	0	0
Derivative Financial Instruments	0	0	0	465,013	0	0	0
Reimbursement Rights	0	0	0	0	0	0	0
Guarantees and Linked Deposits	920,794	446,328	252,335	184,560	0	69,227	68,948
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	1,228,076	0
Contractual Assets	17,318,837	11,979,002	3,999,063	8,210,471	0	0	0
Financial Assets	1,376,264	226,424	0	5,235	0	0	0
Advance for equity participation	316	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0
Hydrological risk	0	0	14,049	0	0	0	0
Others	151,905	108,582	239,818	248,692	0	1,873,452	360,731
TOTAL LONG-TERM ASSETS	20,038,608	13,641,222	6,104,602	9,428,548	0	3,170,755	1,187,002

INVESTMENTS	5,518,426	5,372,744	2,250,650	5,081,369	143,978	0	0

FIXED ASSETS, NET	6,674,363	2,073,793	2,706,798	5,387,571	47	13,045,596	2,515,836

INTANGIBLE ASSETS	327,674	120,968	70,462	117,633	1	97,352	5,868

TOTAL NON-CURRENT ASSETS	32,559,071	21,208,727	11,132,512	20,015,121	144,026	16,313,703	3,708,706

TOTAL ASSETS	40,965,752	29,717,044	13,953,008	25,116,226	253,034	18,188,574	5,492,091

1

ASSETS 12/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Cash and Cash Equivalents	277,448	58,548	10,674	1,145	182	9,051	0
Accounts Receivable, net	1,414,966	1,963,986	535,413	709,868	0	319,724	0
Financing and Loans - Principal	0	0	0	0	0	0	0
Financing and Loans - Charges	0	0	0	0	0	0	0
Marketable Securities	961,965	2,079,294	1,286,868	1,239,589	92,442	378,424	0
Dividends Receivable	71,278	27,108	4,153	38,207	7,108	0	0
Deferred Fiscal Assets (Tax and Contributions)	0	64,938	8,924	165,454	3,613	19,949	0
Income Tax and Social Contribution	248,748	195,190	5,512	0	113	13,618	0
Derivative Financial Instruments	0	0	0	317,443	0	0	0
Reimbursement Rights	0	0	4,684	0	0	0	0
Guarantees and Linked Deposits	0	34,375	49,121	0	0	0	0
Inventory	42,843	85,065	55,704	83,482	0	183,306	0
Contractual Assets	4,561,167	3,097,503	812,555	1,665,948	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	428,340	0
Financial Assets	0	10,996	0	0	0	0	0
Hydrological risk	0	0	2,007	0	0	0	0
Others	317,847	583,408	127,252	375,602	79	130,568	0
TOTAL CURRENT ASSETS	7,896,262	8,200,411	2,902,867	4,596,737	103,538	1,482,980	0

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	272,583	0	277	0	0	0	0
Financing and Loans - principal	0	0	0	0	0	0	0
Marketable Securities	0	210	39	103	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	0	203,519	208	223,246	0	0	0
Income Tax and Social Contribution	0	145,987	1,640,404	269,604	0	0	0
Derivative Financial Instruments	0	0	0	310,100	0	0	0
Reimbursement Rights	0	0	0	0	0	0	0
Guarantees and Linked Deposits	897,994	488,241	300,659	242,223	0	68,222	0
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0	1,264,780	0
Contractual Assets	17,483,202	11,379,621	3,961,684	8,199,109	0	0	0
Financial Asset	1,367,475	230,424	0	0	0	0	0
Advance for equity participation	1,541	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0
Hydrological risk	0	0	14,551	0	0	0	0
Others	151,598	121,796	219,565	258,443	0	1,755,116	0
TOTAL LONG-TERM ASSETS	20,174,393	13,057,620	6,137,387	9,502,828	0	3,088,118	0

INVESTMENTS	5,633,921	5,310,677	2,254,800	4,812,908	144,897	0	0

FIXED ASSETS, NET	6,702,079	2,083,004	2,758,213	5,462,897	6	13,018,163	0

INTANGIBLE ASSETS	331,066	117,357	74,304	121,548	2	92,374	0

TOTAL NON-CURRENT ASSETS	32,841,459	20,568,658	11,224,704	19,900,181	144,905	16,198,655	0

TOTAL ASSETS	40,737,721	28,769,069	14,127,571	24,496,918	248,443	17,681,635	0

2

LIABILITIES 03/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Suppliers	460,160	221,812	390,373	372,564	0	861,899	228,322
Financing, loans and debentures	1,564,519	223,652	521,408	384,683	0	351,849	527,390
Tax and Social Contributions	148,694	143,003	17,600	2,948	1,341	88,849	355,544
Current Income Tax and Social Contribution	0	180,839	141	0	0	40,523	310,180
Derivative financial instruments	0	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	222,593	0
Advance from clients	0	0	0	74,075	0	0	0
Shareholders' Compensation	510,719	1,940,764	443,403	1,417,927	9,704	0	0
Estimated Obligations	293,923	378,003	134,324	362,440	367	101,820	54,783
Provisions for Litigations	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	19,918	147,659	25,511	0	0	4,259	0
Leasing (principal)	14,805	33	11,047	3,937	0	17,601	169,145
Leasing (charges)	(10,259)	0	(4,301)	(57)	0	0	0
Provisions for Onerous Contracts	0	0	0	40,196	0	0	0
Concessions payable - Use of public property	1,804	0	3,209	0	0	0	0
Regulatory fees	59,870	108,668	76,747	295,463	0	13,055	59,855
Others	62,626	94,410	109,115	1,359,454	22,509	1,115	248,255
TOTAL CURRENT LIABILITIES	3,126,779	3,438,843	1,728,577	4,313,630	33,921	1,703,563	1,953,474

NON-CURRENT
Suppliers	0	0	97,300	0	0	0	0
Financing, loans and debentures	5,837,772	973,363	2,551,331	2,700,802	0	7,188,079	1,991,572
Tax and Social Contributions	175,440	0	0	0	0	212	0
Income Tax and Social Contribution	2,944,577	0	0	52,461	9,384	0	0
Deferred Income Tax and Social Contribution	0	0	0	0	0	0	0
Derivative financial instruments	0	0	0	10,014	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0
Advance from clients	0	0	0	270,937	0	0	0
Estimated Obligations	47,085	44,024	9,388	0	0	6,919	0
Provisions for Litigations	2,115,210	3,940,556	629,830	337,867	0	243,929	671,198
Provision for uncovered liability on invested companies	0	0	0	4,081	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,009,196	3,530,704	649,936	102,029	0	532,470	18,769
Leasing (principal)	214,676	2,026	63,744	0	0	7,984	535,626
Leasing (charges)	(49,989)	0	(23,446)	0	0	0	0
Provision for Onerous Contracts	225,727	100,478	83,550	59,306	0	0	0
Concessions payable - Use of public property	33,684	0	35,478	0	0	0	0
Regulatory fees	262,910	435,839	45	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,095,537	0
Advances for future capital Increase	69,562	0	0	0	0	1,920,063	0
Others	382,970	466,259	219,807	1,148,110	0	0	0
TOTAL NON-CURRENT LIABILITIES	13,268,820	9,493,249	4,316,963	4,685,607	9,384	12,995,193	3,217,165

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	118,055	8,493,036	497,946
Capital reserves	5,053,045	4,916,199	0	0	0	0	0
Profit Reserves	14,119,110	5,403,347	1,255,195	3,725,405	60,434	0	0
Additional Dividend Purposed	706,536	0	0	0	9,251	0	0
Accumulated profit/loss	743,246	465,925	116,119	1,109,807	7,859	(4,121,599)	(185,355)
Other Comprehensive Income	(2,583,283)	(3,754,472)	(212,056)	(294,486)	14,131	(881,619)	8,861
Minority shareholdings	345	0	(19,376)	0	0	0	0

TOTAL EQUITY	24,570,153	16,784,952	7,907,468	16,116,989	209,730	3,489,818	321,452

TOTAL LIABILITIES AND EQUITY	40,965,752	29,717,044	13,953,008	25,116,226	253,035	18,188,574	5,492,091

3

LIABILITIES 12/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Suppliers	694,885	345,200	491,914	453,286	0	1,180,289	161,102
Financing, loans and debentures	1,525,914	239,257	552,546	1,306,455	0	344,038	599,950
Tax and Social Contributions	160,318	151,912	21,178	12,438	1,615	96,721	414,428
Current Income Tax and Social Contribution	0	0	8,574	0	0	72	310,789
Derivative financial instruments	0	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	244,852	0
Advance from clients	0	0	0	74,075	0	0	0
Shareholders' Compensation	510,719	1,807,003	471,427	1,411,558	9,703	0	0
Estimated Obligations	278,800	352,472	145,010	370,995	367	86,497	52,663
Provisions for Litigations	0	0	0	389,783	0	0	0
Post-Employment Benefits (Pension Plan Payments)	12,640	149,177	26,291	0	0	4,101	0
Leasing - principal	17,596	33	9,513	7,874	0	22,459	167,126
Leasing - charges	(10,484)	0	(4,193)	(198)	0	0	0
Provisions for Onerous Contracts	0	0	0	40,196	0	0	0
Concessions payable - Use of public property	1,778	0	3,084	0	0	0	0
Regulatory fees	82,167	73,516	73,438	286,190	0	15,576	55,958
Others	68,513	99,282	108,323	1,304,315	22,665	1,201	239,878
TOTAL CURRENT LIABILITIES	3,342,846	3,217,852	1,907,105	5,656,966	34,350	1,995,806	2,001,894

NON-CURRENT
Suppliers	0	0	110,050	0	0	0	0
Financing, loans and debentures	6,118,704	1,013,539	2,560,167	1,780,241	0	7,267,733	2,130,209
Tax and Social Contributions	181,967	0	0	0	0	212	0
Income Tax and Social Contribution	3,044,121	0	0	0	10,411	0	0
Deferred Income Tax and Social Contribution	0	0	0	0	0	0	0
Derivative financial instruments	0	0	0	10,014	0	0	0
Reimbursement Obligations	0	0	0	0	0	22,259	0
Advance from clients	0	0	0	290,870	0	0	0
Estimated Obligations	47,085	57,506	10,241	0	0	8,888	0
Provisions for Litigations	2,037,964	3,592,441	630,087	397,864	0	244,718	654,019
Provision for uncovered liability on invested companies	0	0	0	3,848	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,012,098	3,522,069	608,237	102,028	0	519,997	18,769
Leasing - principal	214,676	2,034	64,419	0	0	9,539	571,015
Leasing - charges	(49,764)	0	(24,379)	0	0	0	0
Provision for Onerous Contracts	225,727	100,478	83,550	59,306	0	0	0
Concessions payable - Use of public property	33,558	0	32,396	0	0	0	0
Regulatory fees	254,456	489,939	47	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,040,011	0
Advances for future capital Increase	68,987	0	90,782	0	0	1,070,064	0
Others	377,075	432,656	235,189	1,188,599	0	0	0
TOTAL NON-CURRENT LIABILITIES	13,566,654	9,210,662	4,400,786	3,832,770	10,411	12,183,421	3,374,012

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	118,055	8,493,036	497,946
Capital Reserves	5,053,045	4,916,199	0	0	0	0	0
Profit Reserves	14,119,110	5,403,347	1,255,195	3,725,405	60,433	0	0
Additional Dividend Purposes	706,536	0	0	0	9,251	0	0
Accumulated Profit/Losses	0	0	0	0	0	(4,109,009)	(440,816)
Other Comprehensive Income	(2,583,283)	(3,754,472)	(184,450)	(294,486)	15,942	(881,619)	8,861
Minority shareholdings	1,659	21,528	(18,651)	0	0	0	0

TOTAL EQUITY	23,828,221	16,340,555	7,819,680	15,007,182	203,680	3,502,408	65,991

TOTAL LIABILITIES AND EQUITY	40,737,721	28,769,069	14,127,571	24,496,918	248,442	17,681,635	5,441,897

4

STATEMENT OF INCOME 03/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT
Operating Revenues	2,606,838	1,802,984	780,961	1,523,873	91	751,312	897,301

Electric Energy Supply (sell) - Generation	716,384	97,726	375,076	534,533	0	856,125	1,095,139
Electric Energy Supply - Generation	306,989	147,155	0	265,163	0	0	0
Short Term Electric Energy - Generation	99,363	76,438	6,584	169,146	0	0	9,455
Revenue from Operation and Maintenance - Renewed Lines - Generation	373,330	652,445	0	8,291	0	0	0
Revenue from Construction of Plants - Generation	8,790	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	487,821	347,547	154,523	237,426	0	0	0
Revenue from Operation and Maintenance - Transmission	41,827	131,915	61,789	59,536	0	0	9,042
Revenue from Construction of Plants - Transmission	1,002,795	656,266	227,904	434,626	0	0	18,141
Financial – Return on Investment - Transmission	30,772	46,551	22,943	19,389	0	0	0
Other Revenues	6,731	15,417	17,325	124,218	91	62	0

Deductions to Operating Revenues	(467,964)	(368,476)	(85,183)	(328,455)	0	(104,875)	(234,476)

Operating Costs	(842,869)	(523,510)	(421,371)	(423,491)	0	(453,325)	(426,991)

Personnel, Supplies and Services	(215,034)	(118,666)	(141,547)	(127,986)	0	(135,051)	(45,250)
Consensual Dismissal Plan (PDC)	0	0	0	0	0	0	0
Energy Purchased for Resale	(217,908)	(49,773)	(148,566)	(676)	0	0	(33,551)
Charges upon use of eletricity network	(191,782)	(213,839)	(12,541)	(162,863)	0	(39,877)	(24,337)
Construction	(39,444)	(79,185)	(22,854)	(19,306)	0	0	0
Electric Energy production cost	(108,660)	0	(29,412)	(10)	0	(125,754)	(273,501)
Depreciation and Amortization	(70,041)	(20,361)	(51,565)	(97,864)	0	(141,543)	(35,985)
Operating Provisions	0	0	(6,097)	0	0	0	0
Others	0	(41,686)	(8,789)	(14,786)	0	(11,100)	(14,367)

Operating Expenses	(334,833)	(746,829)	(73,198)	(116,451)	(1,156)	(131,995)	(25,170)

Personnel, Supplies and Services	(143,370)	(227,264)	(43,597)	(250,817)	(895)	(97,059)	(15,396)
Consensual Dismissal Plan (PDC)	0	0	0	0	0	2,357	0
Donations and Contributions	(13,084)	(1,999)	(487)	(1,310)	0	0	(269)
Depreciation and Amortization	0	(14,145)	(9,205)	(6,537)	(1)	(7,719)	(90)
Operating Provisions	(132,874)	(490,357)	(24,693)	200,169	0	(13,002)	(9,131)
Others	(45,505)	(13,064)	4,784	(57,956)	(260)	(16,572)	(284)

OPERATING RESULT BEFORE FINANCIAL RESULT	1,429,136	532,645	286,392	983,931	(1,065)	165,992	445,140
RTP (Periodic Tariff Review)
FINANCIAL REVENUES (EXPENSES)

Income from financial investments	2,111	(12,623)	1,302	1,652	100	11,500	11,774
Income from Interest, Commission and Fees	8,637	0	0	0	0	0	0
Additional Interest on Energy	360	112,221	0	14,948	0	0	0
Monetary Adjustment Gain	58,799	51,953	0	18,190	0	626	1,171
Exchange Variation Gain	6,669	0	0	0	0	405	0
Fair value adjustment - RBSE gain	0	0	0	0	0	0	0
Gains on Derivatives	0	0	0	284,796	0	0	0
Other Financial Income	2,786	26,288	10,417	6,042	145	69,412	7,810
Debt Charges - financing and loans	(90,205)	(20,721)	(39,393)	(41,878)	0	(117,943)	(28,274)
Debt Charges - suppliers	0	0	(752)	0	0	0	0
Debt Charges - leasing	(2,704)	(55)	(1,059)	(141)	0	(634)	(108,478)
Charges on shareholders' funds	0	(133,761)	(2,277)	(6,708)	0	0	0
Monetary Adjustment Loss	(42,909)	(3,841)	(28,112)	(19,370)	0	(6,953)	(14,131)
Exchange Variation Loss	(47,284)	0	(48,003)	(31,868)	0	(33,286)	(1,502)
Fair value adjustment - RBSE loss	0	0	0	0	0	0	0
Loss on derivatives	0	0	0	0	0	0	0
Other Financial Expenses	(20,837)	(4,328)	(15,886)	(24,114)	(242)	(56,669)	(6,314)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(124,577)	15,133	(123,763)	201,549	3	(133,542)	(137,944)

RESULTS OF EQUITY METHOD INVESTMENTS	(112,461)	48,486	8,891	268,228	4,400	0	0

OTHER OPERATING INCOME/EXPENSES	0	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	1,192,098	596,264	171,520	1,453,708	3,338	32,450	307,196

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(448,103)	(130,339)	(56,126)	(343,901)	829	(45,040)	(51,735)

RESULT BEFORE EQUITY PARTICIPATIONS	743,995	465,925	115,394	1,109,807	4,167	(12,590)	255,461

Minority Participation	(9)	0	725	0	0	0	0
NET INCOME FOR THE PERIOD	744,004	465,925	116,119	1,109,807	4,167	(12,590)	255,461

5

STATEMENT OF INCOME 03/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT
Operating Revenues	2,361,129	1,632,764	711,507	1,496,885	5	817,503	743,729

Electric Energy Supply (sell) - Generation	875,186	46,932	386,087	779,549	0	931,611	985,967
Electric Energy Supply - Generation	293,956	144,836	0	223,428	0	0	0
Short Term Electric Energy - Generation	6,935	150,529	4,501	155,867	0	0	23,506
Revenue from Operation and Maintenance - Renewed Lines - Generation	332,366	599,893	0	8,452	0	0	0
Revenue from Construction of Plants - Generation	8,394	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	389,796	263,486	180,889	161,473	0	0	0
Revenue from Operation and Maintenance - Transmission	39,864	96,329	51,804	55,219	0	0	3,979
Revenue from Construction of Plants - Transmission	767,037	541,870	144,704	329,282	0	0	18,408
Financial – Return on Investment - Transmission	78,987	51,880	22,394	0	0	0	22
Other Revenues	7,649	4,623	10,979	100,316	5	14	0

Deductions to Operating Revenues	(439,041)	(267,614)	(89,851)	(316,701)	0	(114,122)	(288,153)

Operating Costs	(1,111,110)	(439,063)	(398,636)	(303,052)	0	(483,617)	(370,402)

Personnel, Supplies and Services	(220,210)	(51,060)	(152,186)	0	0	(176,311)	(55,078)
Extraordinary Retirement Plan (PAE)	0	0	0	0	0	(2,699)	0
Energy Purchased for Resale	(425,649)	(104,667)	(144,054)	(2,816)	0	0	(29,105)
Charges upon use of eletricity network	(165,931)	(189,170)	(12,303)	(160,041)	0	(44,860)	(23,188)
Construction	(87,102)	(79,121)	(22,414)	(1,653)	0	0	(22)
Electric Energy production cost	(140,380)	0	(7,798)	0	0	(101,699)	(218,121)
Depreciation and Amortization	(71,838)	(13,707)	(49,603)	(99,843)	0	(141,601)	(40,157)
Operating Provisions	0	0	0	0	0	0	0
Others	0	(1,338)	(10,278)	(38,699)	0	(16,447)	(4,731)

Operating Expenses	(374,145)	(452,952)	(58,515)	(368,014)	22,115	(109,267)	(65,073)

Personnel, Supplies and Services	(140,140)	(266,346)	(35,258)	(338,030)	(1,022)	(93,426)	(13,645)
Consensual Dismissal Plan (PDC)	(535)	0	(113)	0	0	7,506	0
Donations and Contributions	(14,820)	(9,347)	0	(1,369)	0	(106)	(288)
Depreciation and Amortization	0	(22,674)	(9,294)	(9,297)	(1)	(7,878)	(99)
Operating Provisions	(41,097)	(153,347)	(7,089)	(7,213)	23,327	13,928	(48,245)
Others	(177,553)	(1,238)	(6,761)	(12,105)	(189)	(29,291)	(2,796)

OPERATING RESULT BEFORE FINANCIAL RESULT	875,874	740,749	254,356	825,819	22,120	224,619	308,254

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	12,673	19,890	15,913	20,369	1,306	926	5,174
Income from Interest, Commission and Fees	6,418	0	0	0	0	0	0
Additional Interest on Energy	2,801	43,693	0	7,860	0	0	0
Monetary Adjustment Gain	21,408	12,422	0	44,018	0	850	0
Exchange Variation Gain	12,446	0	0	0	0	(2,052)	0
Fair value adjustment - RBSE gain	0	0	0	0	0	0	0
Derivatives financial instruments	0	0	0	10,203	0	0	0
Other Financial Income	(1,360)	869	4,728	255	1	370,853	20,986
Debt Charges - financing and loans	(136,918)	(23,139)	(47,051)	(73,178)	0	(147,535)	(38,497)
Debt Charges - suppliers	0	0	0	0	0	0	0
Debt Charges - leasing	(2,846)	(55)	(1,165)	(479)	0	(1,153)	(86,283)
Charges on shareholders's funds	(7,725)	(65,419)	(1,538)	(14,333)	0	0	0
Monetary Adjustment Loss	(10,745)	(2,331)	(8,350)	(46,045)	0	(4,824)	(2,939)
Exchange Variation Loss	(109,163)	0	(147,417)	(117,627)	0	(73,201)	(25)
Fair value adjustment - RBSE loss	0	0	0	0	0	0	0
Losses on derivatives	0	0	0	(128,731)	0	0	0
Other Financial Expenses	(20,724)	(5,951)	(9,438)	(24,493)	(315)	(34,177)	(1,618)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(233,735)	(20,021)	(194,318)	(322,181)	992	109,687	(103,202)

RESULTS OF EQUITY METHOD INVESTMENTS	(154,481)	59,636	(7,518)	22,503	2,824	0	0

OTHER OPERATING INCOME/EXPENSES	25,042	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	512,700	780,364	52,520	526,141	25,936	334,306	205,052

Income Tax and Social Contribution and Fiscal Incentives Revenue	(93,491)	(295,741)	(10,030)	(60,473)	0	(105,836)	(32,966)

RESULT BEFORE EQUITY PARTICIPATIONS	419,209	484,623	42,490	465,668	25,936	228,470	172,086

Minority Participation	36	0	549	0	0	0	0
NET INCOME FOR THE PERIOD	419,173	484,623	43,039	465,668	25,936	228,470	172,086

6

2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	1,192,098	596,264	171,520	1,453,708	32,450	3,338	307,196

Depreciation and Amortization	70,041	34,506	60,770	104,401	149,262	1	36,075
Net monetary variations	(15,890)	(48,112)	28,112	1,180	6,327	0	12,960
Net exchange variations	40,615	0	48,003	31,868	32,881	0	1,502
Financial Charges	84,272	154,537	43,481	48,727	118,577	0	136,752
Financial Income - Concession Assets	(211,672)	(244,849)	(136,126)	(199,123)	0	0	(18,141)
Construction Income	(39,562)	(46,551)	(22,943)	(19,389)	0	0	0
RBSE Income	(791,123)	(411,417)	(91,778)	(235,503)	0	0	0
Result of equity method investees	112,461	(48,486)	(8,891)	(268,228)	0	(4,400)	0
Operating Provisions	132,874	490,357	24,693	200,169	12,213	0	9,131
Minor shareholders' share	9	0	0	0	0	0	0
Charges on resources from shareholders' compensation	0	0	0	0	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	(284,796)	0	0	0
Other adjustments before IR / CS (LAIR)	24,662	34,708	(196,679)	0	115,342	0	(3,294)
(Increase) decrease on operating assets/liabilities	(353,327)	171,389	130,306	(3,044)	(470,613)	(7,090)	(82,486)

Cash flows from Operating Activities	245,458	682,346	50,468	829,970	(3,561)	(8,151)	399,695

Payment of interest	(84,791)	(17,446)	(28,515)	(34,536)	(118,363)	0	(42,409)
Amounts received from allowed annual revenue	74,555	106,436	260,485	437,033	0	0	9,870
Receipt of Financial Asset Indemnities (RBSE/Ke)	1,113,744	717,415	149,216	(344,463)	0	0	0
Receipt of interest	0	0	0	0	0	0	0
Payment of income tax and social contributions	(329,755)	(105,596)	(140,059)	(36,206)	(45,040)	829	(24,178)
Payment of refinancing of taxes and contributions - principal	(7,284)	0	0	0	0	0	0
Receipt of financial asset compensation	6,687	0	0	0	0	6,464	0
Pension Plan Payments	(20,850)	(48,820)	(927)	0	(1,192)	0	0
Payment of legal provisions	0	(14,612)	(29,087)	(394,079)	0	0	0
Judicial Deposits	(14,865)	(3,106)	(1,682)	0	(381)	0	(1,126)

Net Cash from (used in) Operating Activities	982,899	1,316,617	259,899	457,719	(168,537)	(859)	341,852

Cash Flows from Financing Activities
Loans and financing	0	0	0	0	0	0	0
Payment of Loans and financing - principal	(331,940)	(57,676)	(113,841)	(34,937)	(78,376)	0	(197,062)
Payment of Shareholders Remuneration	0	0	(30,300)	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	(90,782)	0	850,000	0	0
Payment of refinancing of taxes and contributions - principal	(5,495)	0	(2,962)	(3,796)	(7,046)	0	(141,848)
Others	270	0	1,155	0	0	0	0
Net Cash from (used in) Financing Activities	(337,165)	(57,676)	(236,730)	(38,733)	764,578	0	(338,910)

Cash Flows from Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0
Loans and Financing - Receipt	0	0	0	0	0	0	0
Acquisition of fixed assets	(46,436)	(16,984)	(3,675)	(136,572)	(189,979)	(41)	(1,338)
Acquisition of intangible assets	(810)	(4,762)	(937)	(3,305)	(8,711)	0	0
Capital investment in equity investments	(2,244)	0	0	0	0	(17,495)	0
Investment for future capital increases	0	0	0	0	0	0	0
Sale of investments in equity interests	0	0	0	0	0	18,276	0
Others	(747,358)	(1,228,341)	(22,854)	(275,170)	(399,289)	0	6,039
Net Cash from (used in) investments activities	(796,848)	(1,250,087)	(27,466)	(415,047)	(597,979)	740	4,701

Net increase (decrease) in cash and cash equivalents	(151,114)	8,854	(4,297)	3,939	(1,938)	(119)	7,643
Cash and cash equivalents – beginning of period	277,448	58,548	10,674	1,145	9,051	182	68,999
Cash and cash equivalents – end of period	126,334	67,402	6,377	5,084	7,113	64	76,642
	(151,114)	8,854	(4,297)	3,939	(1,938)	(118)	7,643

7

2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	512,700	780,364	52,520	526,141	334,306	25,936	205,052

Depreciation and Amortization	71,838	6,301	58,897	109,140	149,479	1	40,256
Net monetary variations	(10,663)	(10,091)	8,350	2,027	3,974	0	2,939
Net exchange variations	96,717	0	147,417	117,627	75,253	0	25
Financial Charges	141,071	88,558	54,464	73,657	148,688	0	124,780
Financial Income - Concession Assets	(147,996)	(208,091)	(79,721)	(136,415)	0	0	(18,408)
Construction Income	(87,381)	(51,880)	(22,394)	0	0	0	(22)
RBSE Income	(619,041)	(333,779)	(64,983)	(192,867)	0	0	0
Result of equity method investees	154,481	(59,636)	7,518	(22,503)	0	(2,824)	0
Operating Provisions	41,097	100,059	7,089	24,625	(16,693)	0	48,245
Minor shareholders' share	(16)	0	0	0	0	0	0
Charges on resources from shareholders	0	0	0	14,333	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	118,528	0	0	0
Other adjustments before IR / CS (LAIR)	(20,060)	28,828	(209,012)	7,522	(241,315)	375	24
(Increase) decrease on operating assets/liabilities	28,935	(352,793)	(244,672)	362,661	(160,015)	(23,463)	(244,549)

Cash flows from Operating Activities	161,682	(12,160)	(284,527)	1,004,476	293,677	25	158,342

Payment of interest	(236,383)	(15,352)	(36,047)	(41,372)	(148,359)	0	(44,470)
Amounts received from allowed annual revenue	898,912	553,282	383,465	314,853	0	0	8,937
Receipt of interest	7,245	0	0	0	0	0	0
Payment of income tax and social contribution	(432,596)	(1,031)	(83,025)	(243,990)	(105,836)	0	0
Payment of refinancing of taxes and contributions - principal	(7,191)	0	0	0	0	0	0
Receipt of financial asset compensation	0	0	1,314	0	0	209	0
Pension Plan Payments	(11,531)	(40,145)	(1,013)	0	(1,129)	0	0
Payment of legal provisions	0	(7,052)	0	(221)	0	0	0
Judicial Deposits	(5,008)	26,012	(20,273)	0	(23)	0	(7,360)

Net Cash provided by Operating Activities	375,130	503,554	(40,106)	1,033,746	38,330	234	115,449

Financing Activities
Loans and financing	924,335	0	0	0	0	0	0
Payment of Loans and financing - principal	(1,018,341)	(57,589)	(88,616)	(107,778)	(69,987)	0	(59,191)
Payment of Shareholders Remuneration	0	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	131,339	0	98,716	0	0
Payment of refinancing of taxes and contributions - principal	(5,496)	0	(749)	0	0	0	0
Others	0	0	32,713	0	0	0	0
Net Cash provided by Financing Activities	(99,502)	(57,589)	74,687	(107,778)	28,729	0	(59,191)

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0
Loans and Financing - Receipt	84	0	0	0	0	0	0
Acquisition of fixed assets	(63,074)	(58,589)	(5,567)	(4,718)	(45,919)	0	(138)
Acquisition of intangible assets	(2,973)	(11,085)	(345)	(401)	(807)	0	0
Capital investment in equity investments	(25,250)	0	0	0	0	0	0
Investment for future capital increases	0	(6,000)	0	0	0	0	0
Sale of investments in equity interests	0	0	0	0	0	0	0
Others	(93,978)	(315,443)	(20,114)	(904,870)	(20,676)	0	(32)
Net Cash from investments activities	(185,191)	(391,117)	(26,026)	(909,989)	(67,402)	0	(170)

Net increase (decrease) in cash and cash equivalents	90,437	54,848	8,555	15,979	(343)	234	56,088
Cash and cash equivalents – beginning of period	72,607	118,001	13,981	4,098	8,706	23	66,252
Cash and cash equivalents – end of period	163,044	172,849	22,536	20,077	8,363	257	122,340
	90,437	54,848	8,555	15,979	(343)	234	56,088

8

FURNAS
The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result.

Result Analysis

The Company had, in 1Q21, a result 77.5% higher that ascertained in 1Q20, going from a profit of R$ 419 million in 1Q20 to a profit of R$ 744 million in 1Q21, mainly due to the reasons described below.
Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue, in 1Q21, increased by 10.4% compared to 1Q20, going from R$ 2,361 million in 1Q20 to R$ 2,607 million in 1Q21. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Generation	1,504,856	1,516,837	-0.8
Energy supply to distribution companies	716,384	875,186	-18.1	The variation is mainly due to: (i) lower amount of energy traded in the ACL (Free Contracting Environment)(2,581 GWh in 1Q20 to 2,319 GWh in 1Q21, representing a decrease of R$ 45 million; (ii) lower generated energy from the Santa Catarina thermal plant Cruz in 2021, representing a decrease of R$ 65 million; (iii) In January 2020, R$ 49 million was recorded from the MCSD (Surplus and Deficits Compensation Mechanism) for the product ended in Dec/19 (1 month accounting shift) - the commercial revenue of Jan/20 would therefore be R$ 49 million less than accounting. On the other hand, there was (iv) price readjustment of ACR (Regulated Market) quantity contracts (3%).
Supply	306,989	293,956	4.4	The variation is mainly due to: (i) readjustments in the unit prices of supply contracts, linked to the Itumbiara HPP (Law 13,182) by 4.5%, representing an increase of R$ 13 million in the period.
Short Term Market (CCEE)	99,363	6,935	1,332.8	The variation is mainly due to the following reason: (i) Despite the variation of the GSF (Generation Scaling Factor) in the period, which had a decrease of approximately 16 pp. (average of 105% in 2020 and 89% in 2021) and the drop in the average PLD (Differences Settlement Price) of approximately 8% (1Q20: R$ 187.89/1Q21: R$ 172.57), the lowest sale in the period, added to the seasonality of the ACR (Regulated Market) contracts, provided a greater amount of energy to be settled compared to the previous period and a consequent greater result in the MCP (Short-term Market).
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	373,330	332,366	12.3	The variation is mainly due to: (i) annual readjustment of RAG of approximately 11% which reflects an increase of R$ 36 million, according to Aneel Homologatory Resolution No. 2,746/2020, as well as the entry of Jaguari plant in Jan/21, temporarily operated by Furnas, representing a revenue of more than R$ 3 million, without comparison in 2020;
				(ii) The variation in CFURH and, consequently, PIS/COFINS, represented an increase in revenue of approximately R$ 1 million for the period.
Generation Construction Income	8,790	8,394	4.7	The result in the quarter is based on the investment made, therefore without comparability with past periods.
Transmission	1,563,215	1,275,684	22.5
O&M Income - Renewed lines - Transmission	487,821	389,796	25.1	The variation is mainly due to: (i) increase due to the change of tariff cycles, since in addition to the annual adjustment, there was the tariff review, based on the current regulation - Technical Note 119/2020-SGT / ANEEL - which details the readjustments of the Broadcasters' RAPs and the effects of the review. The Tariff Review represented around 18%, not counting the Adjustment Portion, which for this cycle was positive.
O&M Income - Transmission	41,827	39,864	4.9	The variation is mainly due to: (i) exchange of tariff cycles, based on the current regulation - Technical Note 119/2020-SGT / ANEEL - which details the readjustments of the Transmission Companies' RAPs (approximately 6, 51% for contracts adjusted by IPCA and 1.87% for contracts adjusted by IGPM).
Transmission Construction Income	30,772	78,987	-61.0	The variation is mainly due to the reduction in the volume of transmission projects being built by the company in 2021.
Income from Return of Investment in Transmission	1,002,795	767,037	30.7	The variation is mainly due to: (i) the increase in inflation rates in 2021; and (ii) the increase in the balance of contractual assets due to the adjustments made in June/2020, due to ANEEL's tariff reviews. The balance of contractual assets increased significantly due to the approval of the tariff review for transmission concessions extended under the terms of Law 12,783/2013, granted by Aneel in June 2020, which approved the new Annual Allowed Revenue ("RAP") these concessions for the 2020-2021 tariff cycle, bringing the following changes to RBSE (Basic Network Existing System): (a) retrospective change to WACC (Weighted Average Capital Cost) for the years 2018 and 2019; (b) changes in the asset base, incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE; (c) Incorporation of the payment of the controversial installment "Ke" that had been under judgment since 2017; and (d) 3-year split of differences between the amount effectively received between 2018 and 2019 and the installments now revised via the adjustment portion updated by IPCA.
Other Income	6,731	7,649	-12.0	The variation is mainly due to: (i) a reduction in the provision of operation, communication and tele-assistance services, provided by FURNAS in the amount of R $ 2.7 million. On the other hand, there was (ii) an increase in communication services, in the amount of R $ 1.6 million.
Deductions to the Operating Revenue	-467,964	-439,041	6.6	The variation is mainly due to: (i) increases in: (a) PIS/COFINS in the amount of R$ 31.68 million, (b) R&D R$ 3.7 million, (c) ICMS R$ 2.43 million and (d) Proinfa R$ 2.39 million. On the other hand, there was (ii) a reduction in CFURH in the amount of R$ 11.64 million.
ROL	2,606,838	2,361,129	10.4

Operating Costs and Expenses
Operating Costs and Expenses decreased 20.7% in 1Q21 compared to 1Q20, going from R$ 1,485 million to R$ 1,177 million, according to the reasons listed below:

PMSO - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Personnel	-250,606	-231,521	8.2	The variation is mainly due to: (i) increases in the following items: (a) Labor claim of R$ 10.16 million (impacted by the payment of four lawsuits in Jan/21); (b) CVM 600 adjustment of R$ 8.2 million related to the recognition of the sponsor's contribution to the BD Plan (transferred to ORA), this new procedure was adopted in 2Q20; (c) 2.4% ACT (Collective Labor Agreement) and annual fee, totaling R$ 5.5 million.
Supplies	-5,588	-3,240	72.5	The variation is mainly due to: (i) increase in the item Operational Maintenance Supplies - Direct acquisition (such as anenometric materials, calorimeters, batteries, condensers, timers, exhaust fans and bronze alloys) in the amount of R$ 3, 1 million, partially offset by (ii) reductions in the items Fuel and lubricants, Expedient material and ICMS-Differences in Operational Rates. Interstate in the amount of R$ 1.1 million.
Services	-102,210	-125,589	-18.6	The variation is mainly due to: (i) reduction in accommodation expenses of R$ 2 million; (ii) reduction in Medical, Hospital and Dental Care by R$ 3.4 million; (iii) a reduction of R$ 27 million in contracted labor due to the termination of one of the contracts with third parties in 1Q20; and (d) R$ 1.6 million reduction in consulting costs.
				On the other hand, there were increases in: (i) Meal Ticket of R$ 3.7 million (ACT - Collective Labor Agreement); (ii) Maintenance and Conservation of Electrical Installations in R$ 2 million; (iii) Computer Software at R$ 1.8 million, (iv) Maintenance of Operating Assets at R$ 1.8 million; (v) Maintenance of buildings - office furniture and equipment at R$ 1.4 million; (vi) In addition to the R$ 2.9 million increase related to Brasil Ventos.
Consensual Dismissal Plan/PAE (Provision)	0	-535	-100.0	The variation is mainly due to the following reason: (i) there was no PDC (Consensual Dismissal Plan) in 1Q21.
Other	-58,589	-192,373	-69.5
Donations and Contributions	-13,084	-14,820	-11.7	The variation is mainly due to the following reason: (i) until March 2020, four payments were made regarding the statutory contribution to CEPEL, which did not occur in March 2021, where we verified 3 installments paid.
Other Operating Expenses	-45,505	-177,553	-74.4	The variation is mainly due to the following reasons: (i) in 1Q20, the Indemnities, losses and damages account was impacted by the settlement of the Camargo Correa lawsuit (R $ 97.69 million) and by three installments of the agreement between Furnas and Inepar (R $ 12.8 million); In addition, (ii) R $ 20 million in court costs - fees also in 1Q20 with special highlight to the fees paid in the Civil Procedure (Contractual Collection) 0150142-62.2010.8.19.0001 - CIEN Cia. De Interconexão Energética e in case 0155660-53.1998.8.19.0001 - Camargo Correa.
TOTAL PMSO	-416,993	-553,258	-24.6

9

Operating Costs R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Energy Purchased for Resale	-217,908	-425,649	-48.8	The variation is mainly due to the following factors: (i) one-off purchases made in 1Q20 to reduce the negative exposure in the MCP -short-term market- taking advantage of the existing negative discount in bilateral short-term operations as well as the tax benefit on settlement in the CCEE) without comparison in 2021, totaling a decrease of R$ 102 million for the period; On the other hand, there was (b) price adjustment of the purchase contracts in force of approximately 6% in the period, representing an increase of approximately R$ 13 million and (ii) In Energy Purchased for Resale in the Short-term market, the reduction of R$ 106 million was due to the MCP strategy where Furnas in 1Q20 had amounts retained in CCEE (Electric Energy Trading Chamber) due to the judicialization of the sector and the negative values presented in 1Q20 led to the use such credit.
Charges upon use of electricity network	-191,782	-165,931	16	The variation is mainly due to the following reason: (i) The Tariffs for the Use of the Transmission System in force in 1Q20 refer to ANEEL Approval Resolution No. 2,562 of 6/25/2019, while the tariffs in force in 1Q21 refer to to ANEEL Homologatory Resolution No. 2,726 of 07/14/2020. Between these two resolutions, some tariffs underwent significant readjustments, such as: Furnas HPP with a 22.13% increase, Estreito HPP with a 22.2% increase, Marimbondo HPP with 23.4% and Corumbá HPP with a 20.6% increase.
Construction Expense	-39,444	-87,102	-55	The variation is mainly due to the following reason: (i) The amount is based on the variations in investments in generation and transmission contracts in the period.
Construction expenses in Generation in March/20 totaled R$ 4.18 million and in March/21 the amount was R$ 7.63 million.
				In the case of Transmission, the values for contract 062/01 in 2020 were R$ 103.84 million and in 2021 were R$ 31 million. In the other contracts, the values of March/20 totaled a negative amount of R$ 25.25 million and in March/21 totaled a positive value of R$ 522 thousand.
Fuel	-108,660	-140,380	-23	The variation is mainly due to: (i) reduction in the generated energy of the Santa Cruz plant, which presented in 1Q20 a generation of 534,918 MWh and in the same period of 2021 a generation of 272,552 MWh, representing a decrease of approximately 262,000 MWh.
Depreciation and Amortization	-70,041	-71,838	-3	The variation is mainly due to: (i) reduction in the asset base over the past few years.
TOTAL OPERATING COSTS	-627,835	-890,900	-29.5

Operating Provisions R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
-132,874	-41,097	223.3	The variation is mainly due to:
(i) Contingencies: Constitution of R$ 77 million, highlighting the lawsuit filed by a service provider seeking the receipt of losses and damages arising from the default and termination of the contract related to the Santa Cruz Thermoelectric Plant (R$ 42 million) and another action filed to receive expenses for paving and recovery of the stretch of highway for the implementation of HPP Simplício (R$ 19 million); (ii) R$ 17 million reversal for tax contingencies due to changes in the risk classification of 2 lawsuits.
(iii) PCLD (Allowance for Doubtul Accounts): Constitution of R$ 39.12 million, essentially due to the variation in the IGPM, which is the index for CELG's renegotiation contract, all accounting items linked to this contract will be impacted by the variation of this index; and
				(iii) GAG Improvement: Constitution of R$ 16.5 million, with provisioning of R$ 26.4 million and reversal of R$ -10 million based on the investments made.

Financial Income R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Financial Income	79,362	54,386	45.9
Income from financial investments	2,111	12,673	-83.3	The variation is mainly due to: (i) reduction in Caixa Econômica Federal's income (R$ 5,949 thousand) and; (ii) reduction in Banco do Brasil S.A's income (R$ 4,404 thousand).
Income - financing and loans	8,637	6,418	34.6	The variation is mainly due to: (i) increase in the CELG receivables index (IGPM1, which increased 6.18% in 1Q21 and 2.54% in 1Q20). All accounting items linked to this contract will be impacted by the variation of this index.
Additional interest on energy	360	2,801	-87.1	The variation is mainly due to: (i) decrease in revenue from CCEE (Electric Energy Trading Chamber), settlement of the Short Term Market in approximately R$ 2.5 million.
Monetary adjustment gain	58,799	21,408	174.7	The variation is mainly due to: (i) an increase of approximately 6.18% in the IGPM1 in 1Q21, when, in the same period in 2020, it increased by 2.54%.
Exchange variation gain	6,669	12,446	-46.4	The variation is mainly due to: (i) a lower positive variation in the foreign currency quotation in the first quarter of 2021 compared to the same period in 2020, mainly impacting the dollar energy account. (in 2021: from 5.1967 to 5.6973 and in 2020: from 4.0307 to 5.1987). Client: GAMEK - Utilization Office of Middle Kwanza. Finally, it is observed that the net exchange variation (gains and losses) was positive by R$ 56.1 million.
Other Financial Income	2,786	-1,360	304.9	The variation is mainly due to: (i) increase with: (a) participation in EDP Energias do Brasil quotas (R$ 1,978 thousand); (b) variation in Taxes on Financial Revenue of the subsidiary Brasil Ventos (R$ 1,646 thousand); and (c) increase in Contractual Fines applied by Furnas (R$ 574 thousand).
Financial Expenses	-203,939	-288,121	-29.2
Debt Charges - Financing and Loans	-90,205	-136,918	-34.1	The variation is mainly due to: (i) reduction of R$ 22 million related to the rate on Series 2 of Debentures, which occurred only in February 2020. In addition to (ii) reduction in indebtedness of approximately R$ 37 million in 2021, due to the drop in the loan indexes and the settlement of some contracts.
				On the other hand, there was (iii) an increase of R$ 15.5 million referring to BrasilVentos impacting only 1Q21.
Leasing charges	-2,704	-2,846	-5.0	Variation with little impact on the financial result.
Charges on shareholders' compensation	0	-7,725	-100.0	The variation is mainly due to: (i) reduction in the 1Q20 of the update of Eletrobras dividends (R$ 7,691 thousand) and reduction of the update of minority dividends (R$ 34 thousand); (ii) There was no update in 2021.
Monetary adjustment loss	-42,909	-10,745	299.3	The variation is mainly due to: (i) a greater positive variation in the indexes of loans payable, mainly those of Eletrobras and Debentures, in the 1st quarter of 2021 in relation to the same period in 2020.
Eletrobras (IPCA-EBRAS - 1Q21: from 212.638 to 216.852 or 2%; and 1Q20: from 203.448 to 204.528 or 0.5%).
				Debentures (DIPCA - 1Q21: from 1,035.16451 to 1,060,11087 or 2.41% and 1Q20: from 1,000.00000 to 1,002.66034 or 0.27%).
Exchange variation loss	-47,284	-109,163	-56.7	The variation is mainly due to: (i) a smaller positive variation in the foreign currency quotation in the analyzed period of 2021 compared to the same period in 2020, mainly impacting loans payable in dollars. (In 1Q21: from 5.1967 to 5.6973 and in 1Q20: from 4.0307 to 5.1987). Currently, 8% of the debt is indexed to the exchange rate. (Contracted at USD 2.0626 for the ECR 258/97 contract - BID 1051). Finally, it is observed that the net exchange variation (gains and losses) was positive by R$ 56.1 million.
Other Financial Expenses	-20,837	-20,724	0.5	Variation with little impact on the financial result.
Financial Result	-124,577	-233,735	-46.7

Equity R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Equity	-112,461	-154,481	27.2	The Companies that had the greatest impact on the quarterly variation were:
(i) Positive impacts on the 1Q20 x 1Q21 quarterly result: (a) Triângulo Mineiro Transmissora SA (R$ 20.68 million) due to the decrease in the Costs of Services Provided due to the non-recognition of Tax Contingency (difference in the calculation basis of IR and CSLL and decrease in General and Administrative Expenses; (b) Mata de Santa Geneva (R$ 25.99 million) due to the increase in Operating revenue and lower construction costs in 2021, since all transmission lines already started operations, and (c) Lago Azul Transmissão (R$ 24.85 million).
				(ii) Negative impacts on the quarterly results 1Q20 x 1Q21: (d) Madeira Energia S.A. (R$ -33.42 million) due to the increase in General and administrative expenses; (e) Enerpeixe S.A. (R$ - 6.93 million); and (f) Serra do Facão Energia S.A. (R$ -6.52 million).
Other Operating Income/expenses- R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Other Operating Income/Expenses	0	25,042	-100.0	The variation is mainly due to: (i) gains, in 1Q20, in the sale of SPE Centroeste de Minas, in the context of the lieu of payment.

Income Tax and CSLL R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Current IR and CSLL	-547,646	-309,430	77.0	The variation is mainly due to the result of Mar/2020 having been lower than Mar/2021, therefore, reflecting in the tax base (LAIR).
Deferred IR and CSLL	99,543	215,939	53.9	The variation is mainly due to: (i) inclusion of RBNI and Other Contracts in the calculation of Deferred Liabilities. In Mar/2020, the monetary adjustment of the Assets considered only the RBSE (Basic Network Existing System) indemnity received in the RAP (Annual Allowed Revenue). From the initial adoption of the Contract Asset, all transfer assets were included in the calculation of Deferred Liabilities.
Non-controlling Shareholders	-9	36	-125.0	Variation with little impact on the result.

10

CHESF

The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result.

Result Analysis

The Company had, in 1Q21, a result 3.9 % lower than that ascertained in 1Q20, going from a profit of R$ 484 million in 1Q20 to a profit of R$ 466 million in 1Q21 mainly due to the reasons described below.
Operating Revenue

The Net Operating Revenue, in 1Q21, increased by 10.4% compared to 1Q20, going from R$ 1,632 million in 1Q20 to R$ 1,803 million in 1Q21. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Generation	973,764	942,190	3.4
Energy supply to distribution companies	97,726	46,932	108.2	The variation is mainly due to: (i) an increase of 71 MWavg sold in the accumulated March/2021 compared to the same period of the previous year, due to the execution of new contracts in 1Q21, without comparison basis in the 1Q20, and the beginning of the commercial operation of EOL Casa Nova A, resulting in an increase in revenue of approximately R$ 35 million. Additionally, there was an increase of R$ 4.6 million in the revenues of the SPEs of the Pindaí Complexes, which values are consolidated with Chesf.
Supply	147,155	144,836	1.6	The variation is mainly due to: (i) increase in the period by 8MWavg in the consumption of industrial customers reached by Law 13,182/2015 in the accumulated until March/2021, in comparison with the same period of the previous year, influenced by the resumption of the activities of an industrial consumer in the state of Alagoas, which offset the reduction caused by technical problems that occurred in the plant of an industrial consumer in the state of Bahia, from March/2020 and that lasted during the accumulated until March/2021, with no basis for comparison in the accumulated March/2020.
Short Term Market (CCEE)	76,438	150,529	-49.2	The variation is mainly due to: (i) an increase in the energy sold by an average 79 MW (with a consequent variation in the supply and supply accounts), reducing the energy surplus in relation to the same period in 2020; and (ii) reduction of the average PLD (Differences Settlement Price) from R$ 187/MWh (accumulation Mar/2020) to R$ 172/MWh (accum. Mar/2021).
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	652,445	599,893	8.8	The variation is mainly due to: (i) an annual readjustment of RAG of around 10%, in accordance with Homologatory Resolution No. 2,746/2020 (cycle 2020-2021); and (ii) increase in the indemnity revenue for the payment of the CFURH by approximately R$ 15 million.
Transmission	1,182,279	953,565	24.0
O&M Income - Renewed lines - Transmission	347,547	263,486	31.9	The variation is mainly due to: (i) the effect of the tariff revision of CC 061 retroactive to 2018, including the item of the Adjustment installment, divided into 3 years, considered in REH Aneel 2,725/20; annual readjustment, consideration of the RBNIAS of the past cycle as RBNIs, reinforcements without prior RAP (Annual Allowed Revenue) authorization included by Aneel for the 2020/2021 cycle, smaller variable portions, adjustment portion of earlier smaller cycles, as in the year there are two different Homologatory Resolutions.
O&M Income - Transmission	131,915	96,329	36.9	The variation is mainly due to: (i) receipt of a higher anticipation apportionment, a smaller variable portion, an adjustment portion of previous smaller cycles, as in the year there are two different Homologation Resolutions, the start of new construction works in greater amount, annual tariff readjustment and tariff review of contracts 007/2005 and 006/2009 with positive IRTs for the cycle 2020/2021, in addition to the tariff readjustment on 7/1/20.
Transmission Construction Income	46,551	51,880	-10.3	The variation is mainly due to the reduction in the volume of transmission projects being built by the company in 2021.
Income from Return of Investment in Transmission	656,266	541,870	21.1	The variation is mainly due to: (i) the increase in inflation rates in 2021; and (ii) the increase in the balance of contractual assets due to the adjustments made in June/2020, due to ANEEL's tariff reviews. The balance of contractual assets increased significantly due to the approval of the tariff review for transmission concessions extended under the terms of Law 12,783/2013, granted by Aneel in June 2020, which approved the new Annual Allowed Revenue ("RAP") these concessions for the 2020-2021 tariff cycle, bringing the following changes to RBSE (Basic Network Existing System): (a) retrospective change to WACC (Weighted Average Capital Cost) for the years 2018 and 2019; (b) changes in the asset base, incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE; (c) Incorporation of the payment of the controversial installment "Ke" that had been under judgment since 2017; and (d) 3-year split of differences between the amount effectively received between 2018 and 2019 and the installments now revised via the adjustment portion updated by IPCA.
Other Incomes	15,417	4,623	233.5	The variation is mainly due to: (i) revenue from the provision of infrastructure sharing services in the consolidated SPEs in the amount of R$ 8.8 million.
Deductions to the Operating Revenue	-368,476	-267,614	37.7	The variation is mainly due to: (i) registration of CFHUR of R$ 15 million; (ii) increase of PIS/COFINS by R$ 63 million; (iii) consumer charges R&D, RGR and PROINFA in R$ 18 million.
ROL	1,802,984	1,632,764	10.4
Operating Costs and Expenses
Expenses and operating costs, in 1Q21, increased by 42.4% compared to 1Q20, from R$ 892 million in 1Q20 to R$ 1,270 million in 1Q21, with the variations listed below:

PMSO - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Personnel	-297,734	-256,579	16.0	The variation is mainly due to: (i) increase in interest costs due to the actuarial liabilities of the CD and BD benefit plans (+ R$ 34 million); (ii) increase in food expenses (+ R$ 3 million); (iii) increase in vacation expenses (+ R$ 3 million); (iv) increase in contribution to FGTS/INSS (R$ 3 million); (v) ACT (Collective Labor Agreement) of 2.4% and Additional for length of service of 1%; (vi) Personnel not allocated to Investment item approximately R$ 22 million. On the other hand, there was (vi) a reduction of R$ 7 million in medical expenses.
PDC's (Consensual Dismissal Plan) contract terminations totaled only 12 employees as of April/20, with estimated savings of R$ 780 thousand for 1Q21.
				OBZ (Zero-based Budget) had a target of R$ 3.3 million for 1Q21, and this goal was achieved.
Supplies	-7,046	-7,043	0.0	No variation between quarters. In terms of OBZ (Zero-based Budget), there is no substantial target for this item.
Services	-41,150	-53,784	-23.5	The variation is mainly due to: (i) a decrease in consulting expenses of R$ 3 million; (ii) a drop in expenses with contracted labor of R$ 5 million; (iii) decrease in expenses with utilities and services by R$ 2 million; (iv) decrease in expenses with daily rates, travel and accommodation by R$ 2 million.

				In terms of OBZ, the expected target was R$ 7.1 million for 1Q21, with R$ 7.43 million achieved.
Other	-56,749	-11,923	376.0
Donations and Contributions	-1,999.0	-9,347.0	-78.6	The variation is mainly due to: (i) CEPEL contribution (R$ 7 million), recorded in 1Q20 without comparison in 1Q21.
Other Operating Expenses	-54,750	-2,576	2,025.4	The variation is mainly due to: (i) increase in labor costs by (+ R$ 6 million); (ii) increase in expenses with indemnities, losses and damages by (+ R$ 29 million) with customers - provisional reduction of credits; (iii) expense recovery record with SPE TDG in 1Q20, which did not occur in 1Q21 (R$ 18 million).
TOTAL PMSO	-402,679	-329,329	22.3

Operating Costs - R$ Thousand	1Q21	1Q20	Variation (%)
Energy Purchased for Resale	-49,773	-104,667	-52.4	The variation is mainly due to the following factors: (i) termination of the purchase contract in December/2020 (reduction of 64 MWavg), representing a reduction of R$ 15.8 million; (ii) change in purchasing strategy in 1Q21 (reduction of 138 MWavg), with a reduction of R$ 46.5 million; Readjustment of existing contracts with an increase of R$ 4.8 million. These factors resulted in a reduction of 202 MWavg, compared to the same period in 2020, resulting in a total reduction in expense of R$ 57.5 million.
Charges for the Use of the Electricity Grid	-213,839	-189,170	13.0	The variation is mainly due to: (i) increase in the TUST (Transmission System Use Tariff) accumulated up to Mar/ 2021 in relation to the accumulated up to Mar/2020 is justified, mainly, by the readjustment of about 14% of TUST , determined by ANEEL Homologatory Resolution No. 2,748 / 2020 (cycle 2020-2021).
Construction Expense	-79,185	-79,121	0.1	Variation with little impact on the Result.
Depreciation and Amortization	-34,506	-36,381	-5.2	The variation is mainly due to the following reason: (i) The negative variation in amortizations in the periods under comparison is due to the increase in O&M revenue, which in turn was influenced by the tariff review of concession contracts 061/2001 , 006/2009, 007/2005, 017/2009 and 018/2009.
TOTAL OPERATING COSTS	-377,303	-409,339	-7.8

11

Operating Provisions	1Q21	1Q20	Variation (%)	Analysis
Operating Provisions	-490,357	-153,347	219.8	The variation is mainly due to the following reasons: (i) Constitution of R$ 362 million in contingency, with emphasis on: Factor K, constitution of R$ 96 million due to the correction of the process, in part, by the IGPM; provision for R$ 185 million GSF lawsuit mainly impacted by the increase in PLD (Differences Settlement Price) and hydrological situation between the compared periods and updating of civil, tax and labor lawsuits by approximately R$ 82 million; (ii) increase in PCLD (Allowance for Doubtul Accounts) of consumers and resellers by R$ 31 million, mainly due to the update of accounts receivable from customers by IGPM; (iii) GAG Improvement, constitution of R$ 35 million, against R$ 40 million in 2020, due to the greater realization of investments in relation to the predicted values.

Financial Result - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Financial Income	177,839	76,874	131.3
Income from financial investments	-12,623	19,890	-163.5	The variation is mainly due to the following reason: (i) Revenue from financial investments is the result of investments in non-market funds, basically backed by government bonds, which were severely affected in this first quarter due to the adverse scenario of the pandemic and the need government spending. As they are fixed income securities marked to market value, the price update left its negative return in the first quarter of the year, against a positive return in the previous quarter.
Additional interest on energy	112,221	43,693	156.8	The variation is mainly due to: (i) interest on the debt of Rio Doce Manganês in the amount of R$ 27 million; (ii) interest on the debt with Ligas do Brasil in the amount of R$ 28 million; (iii) interest on Energisa Sergipe's debt in the amount of R$ 8 million; and (iv) interest on Equatorial Alagoas' debt in the amount of R$ 2 million. Existing credit corrections
Monetary adjustment gain	51,953	12,422	318.2	The variation is mainly due to: (i) monetary adjustment of Ligas do Brasil's debt by R$ 11 million, Rio Doce Manganês, by R$ 2 million. Corrections to existing credits; and (ii) the effect of monetary adjustment on the return of judicial deposits in the amount of R$ 26 million.
Other Financial Income	26,288	869	2,925.1	The variation is mainly due to: (i) collection of a fine for non-compliance with contractual clauses by the company Alfa Comercializadora de Energia in the amount of R$ 24 million.
Financial Expenses	-162,706	-96,895	67.9
Debt Charges - Financing and Loans	-20,721	-23,139	-10.4	The variation is mainly due to: (i) debentures update in 2020.
Leasing charges	-55	-55	0.0	No variation between the periods compared.
Charges on shareholders' compensation	-133,761	-65,419	104.5	The variation is mainly due to: (i) registration of interest on shareholders' remuneration (dividends payable), resulting from the SELIC variation. Proposed dividends in 2021 higher by R$ 630 million.
Monetary adjustment loss	-3,841	-2,331	64.8	The variation is mainly due to: (i) monetary adjustment of the debentures.
Other Financial Expenses	-4,328	-5,951	-27.3	The variation is mainly due to: (i) Correction of R&D portion not applied; (ii) Aneel fine in SPEs controlled in 1Q20.
Financial Result	15,133	-20,021	-175.6

Equity - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Equity	48,486	59,636	-18.7	The variation is mainly due to: (i) improvement in the result presented by SPE IE Madeira by R$ 6.7 million; (ii) Improvement in the negative result presented in SPE ESBR by R$ 3.4 million; (iii) negative variation in the result of SPE SINOP by R$ 21.1 million; and (iv) a worsening in the negative result of SPE Norte Energia by R$ 5.4 million.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Current IR and CSLL	-266,031	-279,503	-4.8	The variation is mainly due to: (i) lower taxable income in 2021, caused mainly by the increase in personnel costs (benefit plans) and charges for the use of the network (which increase was 14% in comparison to 2020).
Deferred IR and CSLL	43,057	-77,690	-155.4	The variation is mainly due to the following reason: (i) In 2020, deferred liabilities were realized mainly on RBSE (Basic Network Existing System) as well as on readjustments of active tax credits (notably on civil contingencies).
Tax Incentives	92,635	61,452	51	The variation is mainly due to the following reason: (i) The SUDENE tax incentive is calculated based on the operating profit, which indicates the percentage of the incentive income over the non-incentive income. As a consequence, the benefit of the tax reduction is obtained. The incentive revenues come from contracts that include the SUDENE incentive. Such incentive is only enjoyed after publication of a constitutive report issued by SUDENE and approved by the RFB. In 2019, the aforementioned publication and approval took place as of the second semester, reflecting greater use at the end of the year 2019. Consequently, 2020 was already possible to use the benefit as of January. The most influential enterprises were Contract 61 and the Sobradinho and Curemas plants.

12

ELETRONORTE

The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result.

In the analytical review below, Amazonas GT only has an impact on the Equity item, since Amazonas GT has been an Eletronorte subsidiary since March 16, 2020

Result Analysis

The Company had, in 1Q21, a result 130.9% higher that ascertained in 1Q20, going from a profit of R$ 466 million in 1Q20 to a profit of R$ 1.075 million in 1Q21, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 1Q21, increased 1.8% compared to 1Q20, going from R$ 1,496 million in 1Q20 to R$ 1,523 million in 1Q21. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Generation	977,133	1,167,296	-16.3
Energy supply to distribution companies	534,533	779,549	-31.4	The variation is mainly due to: (i) 27% decrease (R$ 196 million) in sales revenue at ACL (Free Contracting Environment), from R$ 729 million to R$ 533 million, as a result of the 4% reduction in the quantity of energy sold, from 1,730MWavg in 1Q20 to 1,659MWavg in 1Q21, in addition to the 23% lower price in the comparison between quarters, R$ 193/MWh, against R$ 149/MWh;
				(ii) 96% drop (R$ 49.2 million) in sales revenue in the ACR (Regulated Market) from R$ 51 million to R$ 1.8 million, due to the end of the 18th products and the beginning of the billing of the 23rd auction , with lower prices (from R$ 175/MWh to R$ 167.31/MWh) and a 96% reduction in energy sold, from 133 MWavg in 2020 X 5 MWavg in 2021.
Supply	265,163	223,428	18.7	The variation is mainly due to: (i) variation in turnover with Albras in the amount of R$ 40.8 million as a result of the derivative component associated with the price of Aluminum and Dollar: (a) 16% increase in average aluminum prices, US$ 1,761 in 2020, against US$ 2,040 in 2021; (b) a 23% increase in the average dollar conversion rates, R$ 4.46/US$ in 2020, against R$ 5.47/US$ in 2021. These parameters directly influence the calculation of the sale price of energy for to Albras.
Short Term Market (CCEE)	169,146	155,867	8.5	The variation is mainly due to: (i) a 45 MWavg increase in available energy, reflecting: (a) a 296 MWavg increase in the Seasonal Physical Guarantee in the period, 3,207 MWavg in 2020, against 3,503 MWavg in 2021; (b) reduction of 206 MWavg of energy sold through bilateral contracts, from 2,747MWavg in 2020 to 2,541 MWavg in 2021. On the other hand, there was (ii) a reduction in the average price from R$ 200/MWh in 1Q20 to R$ 161/MWh in 1Q21.
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	8,291	8,452	-1.9	The variation is mainly due to: (i) readjustment in July of 0.41%, but with the difference in hours due to the leap year, it generated losses in revenue of R$ 35 thousand; (ii) reduction of CFURH amounts by R$ 46 thousand; and (iii) reduction of the tax substitution amounts for Amazonas by R$ 79 thousand.
Transmission	750,977	545,974	37.5
O&M Income - Renewed lines - Transmission	237,426	161,473	47.0	The variation is mainly due to: (i) increase in the RAP (Annual Allowed Revenue) ratified for the 2020/2021 cycle (REH nº 2,725/2020), which contributed to the increase in billed revenue by R$ 64.8 million; and (ii) reduction of R$ 8.2 million due to the amortization of the contractual asset (also due to the new approved revenue, which caused the increase in the balance of the contractual asset).
O&M Income - Transmission	59,536	55,219	7.8	The variation is mainly due to: (i) increase in billed revenue of R$ 13.2 million (REH nº 2,725/2020); and (ii) reduction of approximately R$ 2.2 million related to the increase in the amortization of contractual assets.
Transmission Construction Income	19,389	0	-	The variation is mainly due to investments in transmission projects being built by the company in 2021.
Income from Return of Investment in Transmission	434,626	329,282	32.0	The variation is mainly due to: (i) the increase in inflation rates in 2021; and (ii) the increase in the balance of contractual assets due to the adjustments made in June/2020, due to ANEEL's tariff reviews. The balance of contractual assets increased significantly due to the approval of the tariff review for transmission concessions extended under the terms of Law 12,783/2013, granted by Aneel in June 2020, which approved the new Annual Allowed Revenue ("RAP") these concessions for the 2020-2021 tariff cycle, bringing the following changes to RBSE (Basic Network Existing System): (a) retrospective change to WACC (Weighted Average Capital Cost) for the years 2018 and 2019; (b) changes in the asset base, incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE; (c) Incorporation of the payment of the controversial installment "Ke" that had been under judgment since 2017; and (d) 3-year split of differences between the amount effectively received between 2018 and 2019 and the installments now revised via the adjustment portion updated by IPCA.
Other Income	124,218	100,316	23.8	The variation is mainly due to: (i) increase in the following accounts: (a) Proinfa: R$ 14.5 million; (b) Provision of services in the country: R$ 6.5 million; (c) other revenues: R$ 5.4 million; On the other hand, (ii) the operation and maintenance service account registered a decrease of R$ 3 million.
Deductions to the Operating Revenue	-328,455	-316,701	3.7	The variation is mainly due to: (i) increase in Proinfa expenses by R$ 14.5 million; (ii) increase of PIS/Cofins expenses by R$ 1.3 million; and (iii) an increase of R$ 1.2 million in expenses with CDE. On the other hand, (iv) there was a reduction of RGR expenses of R$ 5.4 million.
ROL	1,523,873	1,496,885	1.8

Operating Costs and Expenses
The Operating Expenses and Costs, in 1Q21, decreased by 19.5% compared to 1Q20, going from R$ 671 million in 1Q20 to R$ 539.9 million in 1Q21. The variations of each income account are detailed below:

PMSO - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Personnel	-321,204	-271,883	18.1	The variation is mainly due to the increase in expenses in: (i) in 1Q21, 241 employees were dismissed at termination costs of R$ 64 million. In addition, there was an increase in the following items: (ii) FGTS: R$ 29.6 million; (iii) Social contributions: R$ 15.2 million; (iv) Dirty-work and vacation premiums, etc.: R$ 12.8 million; (v) Vacations: R$ 12.3 million; (vi) Meal tickets: R$ 10.8 million (previously, theses expenses were being recorded in a meal ticket account, in Third Party Services); (vii) Vacation allowances: R$ 9 million; (viii) Contribution to Previnorte: R$ 5.6 million; (ix) Christmas Bonus: R$ 3 million; (x) ACT (Collective Labor Agreement) of 2.4% and Additional for length of service of 1%. On the other hand, there was a reduction in expenses with: (i) Social security: R$ 35.1 million with; (ii) Co-participation with health insurance: R$ 7 million; and (iii) Salaries: R$ 6.7 million, (iv) higher allocation of Personnel in investment by R$ 673 thousand.
Supplies	-6,272	-4,005	56.6	The variation is mainly due to the increase in: (i) operational maintenance material of direct acquisition, in the amount of R$ 1.6 million; and (ii) fuels and lubricants (excluding production) of R$ 0.74 million, (iii) a reduction in administrative and business materials of R$ 140 thousand.
				In terms of OBZ (Zero-based Budget), a reduction of R$ 350 thousand was expected in the period, which was not observed due to the need for emergency, unplanned acquisition of materials to prevent the downfall of transmission towers by the indigenous community.
Services	-51,327	-62,142	-17.4	The variation is mainly due to the reduction in expenses for the following accounts (i) Meal ticket, since ticket expenses are being recorded in Food account, in Personnel item: R$ 8.8 million; (ii) Accommodation: R$ 2 million due to covid-19; (iii) Consulting: R$ 1.4 million; (iv) administrative hired labor of R$ 1.3 million; and (v) Car rental: R$ 1 million.
				On the other hand, there was an increase in expenses in: (vi) Maintenance and conservation of electrical installations: R$ 1.6 million; (vii) Employees requested from other companies, expense that was accounted to the contracted labor: R$ 1.3 million; and (viii) communication expenses: R$ 1 million.
Other	-74,052	-52,173	41.9
Donations and Contributions	-1,310	-1,369	-4.3	The variation is mainly due to: (i) a reduction of R$ 656 thousand with contributions to ASMAE (CCEE); and (ii) a reduction of R$ 39 thousand in annuities and contributions to civil societies. On the other hand, (iii) there was an increase in statutory contributions of R$ 641 thousand.
Other Operating Expenses	-72,742	-50,804	43.2	The variation is mainly due to the increase in the following accounts: (i) Write-off of assets: R$ 29 million (Energisa Acre); (ii) Rental of Generator Sets: R$ 28 million (Emergency assistance to the state of Amapá), a non-recurring effect in the period and with expected reimbursement; (iii) Insurance - facilities, equipment and inventories: R$ 5.9 million; (iv) Expense recovery (reduction account): R$ 5.5 million.
				On the other hand, there was a reduction in: (v) Court costs: R$ 25.9 million; (vi) Insurance: R$ 4.4 million; (vii) Taxes: R$ 3 million; (vii) Car rental: R$ 2.4 million.
TOTAL PMSO	-452,855	-390,203	16.1

13

Operating Costs - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Energy Purchased for Resale	-676	-2,816	-76.0	The variation is mainly due to: (i) payments for energy purchases from Corpoelec, in 1Q20, with no counterpart in 1Q21, in the amount of R$ 2.1 million; (ii) purchase of 2.86 MWavg of energy from HPP Sinop in the amount of R$ 676 thousand in 1Q21.
Charges upon use of electricity network	-162,863	-160,041	1.8	The variation is mainly due to: (i) an increase of R$ 2.9 million in charges for the use of the electricity transmission network. On the other hand, there was a drop of R$ 156 thousand in sharing the transmission system.
Construction Expense	-19,306	-1,653	1,067.9	The variation is mainly due to: (i) resumption of investments in reinforcements and improvements after the low realization during 1H20 due to the impacts of COVID-19.
Fuel	-10	0	-	The variation is mainly due to: (i) registration of fuel costs for emergency generation at TPP Santana, located in Amapá, in the amount of R$ 10,000, with no counterpart in the same period in 2020.
Depreciation and Amortization	-104,401	-109,140	-4.3	The variation is mainly due to: (i) reduction in the asset base over the past few years.
TOTAL OPERATING COSTS	-287,256	-273,650	5.0

Operating Provisions - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
200,169	-7,213	-2,875.1	The variation is mainly due to:

(i) R$ 185 million in reversal of the Allowance for Doubtul Accounts - sales; a) CGTEE renegotiation in the amount of R$ 144.8 million; b) reversal of R$ 25.6 million due to payment of invoices overdue for more than 90 days by several traders; c) reversal by payment of R$ 5.1 million from CEA and R$ 3.6 million from Roraima Energia;

(ii) R$ 9.3 million in reversal of the provision for miscellaneous losses; (a) reversal by prescription of R$ 27.3 million from Amazonas Energia; (b) CEA provision R$ 2.6 million (assets) for payment and installment payments; (c) provision for an increase in the client's balance of R$ 0.4 million at Norte Energia; (d) provision of R$ 0.7 million CEA Term I and II (restatement, interest and fine) for increasing the debt balance; (e) provision of R$ 0.6 million Telebras for updating the debt balance; (f) R$ 2.8 million GAG improvement provision;

				(iii) R$ 5.5 million in contingency: Civil: (a) provision of R$ 1.6 million Cetenco (value update); (b) provision of R$ 1.1 million Abengoa (value update); (c) reversal of R$ 4.4 million due to the filing of the Belizia lawsuit (d) Provision for updating the value of several lawsuits that add up to the amount of R$ 4.2 million; Land: (e) provision of R$ 1.7 million in Sérgio Vergueiro lawsuit (value update); (f) provision for restatement in the amount of R$ 3.4 million in several processes at HPP Balbina; Labor: (g) provision of R$ 4.7 million for monetary restatement by SELIC instead of TR on the full basis of labor claims; (h) R$ 6.6 million reversal of the URP process. "

Financial Income - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Financial Income	325,628	82,705	293.7
Income from financial investments	1,652	20,369	-91.9	The variation is mainly due to: (i) decrease in investment profitability (1Q21: -0.18% x 1Q20: 0.49%); on the other hand, there was (ii) an increase in the average balance of financial investments of R$ 180 million (1Q21: R$ 1.5 billion x 1Q20: R$ 1.3 billion).
Additional interest on energy	14,948	7,860	90.2	The variation is mainly due to: (i) increase of R$ 5 million in interest income on late payments; and (ii) increase of approximately R$ 2 million in revenue from fines imposed on late payments.
Monetary adjustment gain	18,190	44,018	-58.7	The variation is mainly due to: (i) reduction of R$ 19.9 million in updating credits held with Eletrobras (part of this credit, in the amount of R$ 3 billion, was used in the acquisition of AmGT) ; (ii) reduction of the monetary restatement on electricity supply in the amount of R$ 4.3 million; and (iii) a reduction of R 3.3 million in updating on other credits.
Gains on derivatives	284,796	10,203	2691.3	The variation is mainly due to: (i) asset pricing as provided in the energy sale contract with Albras; (ii) The energy price linked to this contract has a component derived from the LME (London Metal Exchange - Aluminum) and dollar quotation.
Other Financial Income	6,042	255	2269.4	The variation is mainly due to: (i) reimbursement of fines and financial expenses originally incurred within the scope of the CCEE (Electric Energy Trading Chamber).
Financial Expenses	-124,079	-404,886	-69.4
Debt Charges - Financing and Loans	-41,878	-73,178	-42.8	The variation is mainly due to: (i) debt exchange operation carried out in Dec/20, which consisted of the settlement of contracts with BNDES in R$ 789 million from the borrowing of R$ 750 million debentures. This operation resulted in a drop in the annual cost of debt from 8.60% to 6.47% in the period; (ii) reduction in the CDI, IPCA, TJLP, indexes of most financing contracts.
Leasing charges	-141	-479	-70.6	The variation is mainly due to: (i) reduction of the balance derived from the accounting of Leasing Contracts (IFRS 16).
Charges on shareholders' compensation	-6,708	-14,333	-53.2	The variation is mainly due to: (i) reduction of R$ 1.3 billion in the balance of dividends payable - balance 1Q20 R$ 2.034 billion x 1Q21 R$ 726.2 million.
Monetary adjustment loss	-19,370	-46,045	-57.9	The variation is mainly due to: (i) reduction of R$ 29 million in the update of dividends declared in the net equity; and (ii) reduction of R$ 10 million in the monetary restatement of loans and financing due to the exchange of debt at the beginning of the year.
Exchange variation loss	-31,868	-117,627	-72.9	The variation is due exclusively to the correction of financing contracts indexed to dollar and Yen.
Losses on derivatives	0	-128,731	-100.0	The variation is mainly due to: (i) asset pricing as provided in the energy sale contract with Albras; (ii) The energy price linked to this contract has a component derived from the LME (London Metal Exchange - Aluminum) and dollar quotation.
Other Financial Expenses	-24,114	-24,493	-1.5	The variation is mainly due to: (i) reduction in miscellaneous financial expenses; and (ii) Cost of R$ 16 thousand with the issuance of debentures accounted for 01/2021.
Financial Result	201,549	-322,181	162.6

Equity - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Equity	268,228	22,503	1,092.0	The variation is mainly due to: (i) AmGT's positive result in the amount of R$ 255 million, not considered in 1Q20 (AmGT's result started to be accounted as of April/20); On the other hand, there was a reduction in the results of: (ii) NESA: R$ 7.1 million, mainly due to the worsening of the financial result; and (iii) NBTE: R$ 5.8 million, mainly due to the recognition of interest on debentures issued in Dec/20.

Income Tax and CSLL - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Current IR and CSLL	-80,952	-136,211	-40.6	The variation is mainly due to the following reason: (i) The real profit calculated in 1Q21 was 43% lower than in 1Q20, mainly influenced by: (ii) exclusions resulting from the reversals of provisions on civil contingencies and PCLD (allowance for doubtul accounts) in the order of R$ 390 million and R$ 193 million, respectively; and (iii) exclusions from income from equity income and income from derivatives in the amount of R$ 581 million.
Deferred IR and CSLL	-322,065	-2,626	12,164.5	The variation is mainly due to: (i) an increase in deferred charges, in 1Q21, of R$ 202 million (1.269%) on the write-offs and reversals of provisions, mainly due to the reversals of civil provisions and allowance for doubtul accounts; and (ii) change in the deferred behavior on Albras' derivatives, where in 1Q20 there was an expense base of R$ 119 million, while in 1Q21 an expense of R$ 285 million in revenues.
Revenue from Tax Incentives	59,116	78,364	-24.6	The variation is mainly due to: (i) 31% decrease in the provision for IRPJ, where in 1Q21 it was R$ 66 million against R$ R $ 96 million in 1Q20, the incentive in 1Q21 being limited to the amount of the provision for IRPJ.

14

AMAZONAS GT
The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result. Amazonas GT, due to problems during the migration to SAP single instance, had its accounts impacted by bookings made in different items that occurred throughout 2019. In 1Q21, these bookings are normalized, however, for comparative purposes, and a better explanation of the results of said Company, the adjustments in each account are detailed. In addition, it is important to clarify that this Financial Statement is for management purposes, as the Company has been a subsidiary of Eletronorte since March 16, 2020. In addition to the previous fact, the 1Q20 amounts were adjusted due to the time lag in the company's accounting closing.

Result Analysis

The Company had, in 1Q21, an income 56% higher than the recorded in 1Q20, changing from a profit of R$ 164 million in 1Q20 to a profit of R$ 255 million in 1Q21, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue increased, in 1Q21, by 20.6% comparing to 1Q20, from R$ 744 million in 1Q20 to R$ 897 million in 1Q21. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Generation	1,104,594	1,009,473	9.4
Energy supply to distribution companies	1,095,139	985,967	11.1	The variation is mainly due to: (i)

(i) increase of R$ 69 million in PIE (Independent Producers) revenue, due to an average increase of 13% derived from the annual adjustment in Contract Prices linked to the IGPM of the Supply Portion. R$ 43 million correspond to the supply portion (R$ 256 million in 1Q21, compared to R$ 213 million in 1Q20) and R$ 26 million to fuel (R$ 335 million in 1Q21, compared to R$ 309 million in 1Q20). The 23.4% variation in the IGPM accumulated affects the supply portion, which in terms of energy had an accumulated variation of 0.3% (670 GWh in 1Q21, compared to 668 GWh in 1Q20) in the total energy of PIE.
(ii) R$ 30 million increase in revenue from Mauá 03 due to the higher level of energy generation requested by ONS, approximately 72.9 MWavg;
(iii) increase of R$ 6 million in TPP Aparecida due to the higher level of energy generation requested by ONS approximately 23.1 MWavg;
(vi) increase of R$ 2 million due to the update of the sale price of energy (IPCA 3.4%), based on the seasonality curves of the contracted energy for each year registered and validated by the buyer at CCEE (Electric Energy Trading Chamber).
(v) increase of R$ 1.3 million in TPPs in the Interior, especially TPP Caapiranga and Anamã, which CCVE contracts showed a greater variation than the others due to the increase in the consumption of natural gas caused by the expansion of generation with the installation of generating groups in these locations, in addition to the increase caused by the annual price readjustment through the IPCA index, which also applies to the other TPPs in the Interior.
				(vi) increase of R$ 0.8 million in the revenue of TPP Coari, due to the 5% increase in energy production, which reflected in the increase in the final cost of the referred operation in 1Q21.
Short Term Market (CCEE)	9,455	23,506	-59.8	The variation is mainly due to the following reason: (i) in 1Q20, HPP Balbina, due to the seasonality curve, presented an increase in the liquidation of the CCEE (Electric Energy Trading Chamber) of approximately R$ 23 million, while in 1Q21 this value was only R$ 8 million;
				(ii) The rest of the variation, R$ 1 million, is distributed among the thermal plants.
Transmission	27,183	22,409	21.3
O&M Income - Transmission	9,042	3,979	127.2	The variation is mainly due to: (i) receipt of RAPs (Annual Allowed Revenue) for two transformers by Jorge Teixeira and one transformer in Manaus 01 as of July 2020.
Transmission Construction Income	0	22	-100.0	The variation is mainly due to: (i) there is no forecast of investment in transmission for 2021.
Income from Return of Investment in Transmission	18,141	18,408	-1.5	The variation is mainly due to the following reason: (i) The counterpart financing rate was the NTN-B rate on the date of the contract signature with maturity close to the end of the concession, with CVM Letter, the rate of return is given by the expected RAP (Annual Allowed Revenue) flow at the time of renewal or conclusion of the contract compared to the expected or realized investment flow.
Deductions to the Operating Revenue	-234,475	-288,153	-18.6	The variation is mainly due to: (i) change in the taxation of PIS/Cofins. It seems that it exempts this type of taxation within the state.
ROL	897,301	743,729	20.6

Operating Costs and Expenses
The Operating Expenses and Costs, in 1Q21, increased by 3.8% compared to 1Q20, from positive R$ 435 million to negative R$ 452 million, presenting the variations listed below:

PMSO - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Personnel	-31,230	-23,637	32.1	The variation is mainly due to the following reasons: (i) in the 1Q20, Christmas Bonus and Vacation items were not provisioned due to the change in the provision, which justifies the R$ 4.8 million variation; and (ii) 2.4% ACT (Collective Labor Agreement), which represented a total of R$ 2.7 million in 1Q21, besides the 1% of Additional for length of service.
				In terms of PDC (Consensual Dismissal Plan), in 2020, there were 10 contract terminations that occurred in June with a reduction forecast of approximately R$ 400 thousand.
Supplies	-7,753	-24,925	-68.9	The variation is mainly due to the following reasons: (i) reduction of R$ 16 million in the acquisition of materials for direct application, used in the planned large maintenance of TPP Mauá 03; (ii) reduction of R$ 1.3 million due to the variation in the adjustment account due to lack of inventory. There were no initiatives for the material group in progress at OBZ (Zero-Based Budget).
Services	-21,663	-20,162	7.4	The variation is mainly due to: (i) increase of R$ 1.3 million for the payment of employees requested from other companies. Monthly, Eletronorte issues an invoice to Amazonas GT referring to Eletronorte's requested employees, so the payment is launched as third-party services as well as the other outsourced ones.
Other	-12,352	-7,882	56.7
Donations and Contributions	-269	-288	-6.7	The variation is mainly due to: (i) registration in 1Q20 in the amount of R$ 70 thousand referring to a portion of the associative contribution of the CCEE reversed in April 2020; and (ii) registration in 1Q21 of R$ 51 thousand referring to Abrage's associative fee, registration not performed in 1Q20.
Other Operating Expenses	-12,083	-7,593	59.1	The variation is mainly due to: (i) increase of R$ 7 million due to the payment in 1Q21 of fees and taxes related to the import of equipment, Chiller and Turbine to TPP Aparecida, in compliance with the planned improvement demands operational; (ii) increase of R$ 1.4 million with recovery in adjustments for excess supplies in the inventory.
				On the other hand, (iii) there was a receipt of R$ 3 million referring to the difference between the amount received from Energisa (R$ 239 million) resulting from the sale of the transmission assets, due to the loss of the Auction and the write-off of said Contractual Asset (R$ 236 milion).
TOTAL PMSO	-72,998	-76,605	-4.7

Operating Costs - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Energy Purchased for Resale	-33,551	-29,105	15.3	The variation is mainly due to the following reason: (i) The increase in costs in 1Q21 was due to the annual readjustment of contract prices that occur in November of each year, considering IGPM the index used, which, in November 2020, had an accumulated increase of 23.14%.
Charges upon use of electricity network	-24,337	-23,188	5.0	The variation is mainly due to: (i) readjustment of the TUST (Transmission System Use Tariff) for electricity, components of the National Interconnected System for the 2020-2021 cycle, according to Homologatory Resolution No. 2,748, August 11, 2020 published by ANEEL; and (ii) TUSD (Distribuition System Use Tariff) readjustment of electricity, components of the Distribution System of the Concessionaire Amazonas Energia for the period from Nov/2020 to Oct/2021, according to Homologatory Resolution No. 2,795, of October 27, 2020.
Construction Expense	0	-22	-100.0	The variation is mainly due to the following reason: (i) the last expense was recorded in 1Q20 with the purchase of oil filters for transformers.
Fuel	-623,689	-560,220	11.3	The variation is mainly due to: (i) an increase of R$ 62 million due to a 12% increase in the price of raw materials, plus a 2% increase in the consumption of natural gas at TPP Mauá 03.
(-) Expenses recovery - Grant received	347,620	342,099	1.6	The variation is mainly due to the following reasons: (i) in 1Q21, TPP Aparecida showed a reduction of R$ 6.5 million due to the unavailability of its generating units due to the accident of two turbines, which led to the reduction of -23% in the consumption of natural gas; (ii) TPP Mauá 3 showed an increase of R$ 12.2 million due to the 13% increase in natural gas consumption. These variations directly influence the variation in the amounts reimbursed by the CCC.
Depreciation and Amortization	-36,075	-40,256	-10.4	The variation is mainly due to: (i) reduction of R$ 1.8 million in the depreciation of the assets of HPP Balbina; (ii) reduction of R$ 1.5 million in the depreciation of the assets of Mauá 03; and (iii) reduction of R$ 0.7 million in the depreciation of TPP Aparecida's assets.
TOTAL OPERATING COSTS	-370,032	-310,692	19.1

15

Operating Provisions - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
	-9,131	-48,245	-81.1	The variation is mainly due to: (i) reversal in 1Q21 of R$ 38.1 million related to allowance for oubtul account, given the default scenario of Amazonas Energia which has been anticipating installments of the principal referring to the ICD contract, the amounts of the PCLD (Allowance for Doubtul Account) have been gradually reversed; and (ii) a R$ 1 million reversal in 1Q21 related to the provision for labor contingencies.

Financial Income - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Financial Income	20,755	26,160	-20.7
Income from financial investments	480	5,174	-90.7	The variation is mainly due to: (i) reduction of R$ 4.77 million (-93.74%) in investment income (Gas Bill), the main reason being the AMBIMA IRF-M 1 index which presented several days of falls during 1Q21, impacting the final result of the income from the investments of the FAE 2 BB Fund that use the index in question for the daily adjustment of the quotas;
				On the other hand, (ii) there was an increase of R$ 0.6 million in the income from amounts invested in an item created in August 2020.
Income - financing and loans	11,294	0	-	The variation is mainly due to: (i) interest received on the financing contracts signed with Amazonas D, CCD and ICD.
Additional interest on energy	-44	0	-	The variation is mainly due to: (i) updating of the energy bills issued and unpaid to Amazonas Energia.
Monetary adjustment gain	1,215	0	-	The variation is mainly due to: (i) monetary adjustment of judicial deposits, the main indicator being INPC;
Other Financial Income	7,809	20,986	-62.8	The variation is mainly due to: (i) reduction in interest related to the overdue installments of the CCVE and CCEAR contracts, signed with Amazonas D, which occurred after the signing of the ICD and CCD contracts. In 1Q21, these amounts started to be recorded in the Financing and Loan Revenue item.
Financial Expenses	-158,699	-134,315	18.2
Debt Charges - Financing and Loans	-28,274	-38,497	-26.6	The variation is mainly due to: (i) reduction of approximately R$ 21 million (57.86%) due to the reduction in the Selic rate, which in 1Q20 was above 4%, while in 1Q21 it was 1,90%, reducing by half the main correction index for most loan contracts taken out with the Holding. In addition to the reduction in the calculation base, considering the amortizations made in the previous year;
				On the other hand, (ii) there was an increase of R$ 9.6 million referring to the 1st payment of Interest on Debentures, already provided for in the contract.
Leasing charges	-108,478	-86,283	25.7	The variation is mainly due to: (i) reflecting the contractual reduction of the PIEs (Independent Producers), approximately 23% accumulated IGPM.
Monetary adjustment loss	-14,132	-2,939	380.9	The variation is mainly due to: (i) monetary adjustment of the PIEs' (Independent Producers) debt that occurred in 1Q21 in the total amount of R$ 7.4 million; and (ii) update in 1Q21 of the liability related to the ElPaso lawsuit in the amount of R$ 3.7 million.
Exchange variation loss	-1,502	-4,979	-69.8	The variation is mainly due to: (i) high exchange rate variation in 1Q20 due to the imports of materials for maintenance of TPP Mauá 03.
Other Financial Expenses	-6,314	-1,618	290.3	The variation is mainly due to: (i) registration, in 1Q21, of a sanctioning fine in the amount of R$ 4.1 million, resulting from AmGT's tax regularization process, regarding accessory obligations with Internal Revenue Service. As it is under inspection for the period from 2015 to 2017 and even so we rectified it, there was a penalty by the Revenue through an infraction notice; (ii) increase in 1Q21 of fines for late payment of federal and state taxes in the total amount of R$ 1.2 million; On the other hand, (iii) there was a reduction in interest payments and late penalties paid to suppliers in the total amount of R$ 0.7 million.
Financial Result	-137,945	-108,155	-27.5

Income Tax and CSLL - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Current IR and CSLL	-51,735	-52,878	-2.2	The variation is mainly due to the following reason: (i) despite the difference between the results, there was the PCLD (Allowance for Doubtul Accounts) factor which, in 1Q20, was around R$ 48 million, while in 1Q21 it was around R$ 10 million, added to the monetary update of the PIES (Independent Producers) debt, were the most relevant variations in the composition of the taxable base, these added to the other taxable adjustments resulted in a reduction of 2% between the quarters.
Deferred IR and CSLL	0	16,635	100.0	The variation is mainly due to the following reason: (i) In the period, there was no deferred income tax/social contribution due to the review of studies on the recoverability of deferred tax credits due to the merger process by Eletronorte.

16

CGT ELETROSUL

The Company, as a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, remeasured its transmission assets - RBSE, until then classified as Financial Assets to Contract Assets, as provided by CPC 47/IFRS 15 - Costumer Contract Revenue. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result. In this way, there was an impact on the presentation of transmission revenues and on the adjustment to fair value of RBSE in the financial result. Regarding 1Q20, specifically in the case of Eletrosul, the effects of the official letter are just for management purposes as it is a company that has become extinct since its incorporation into the former CGTEE.

Result Analysis

The Company had, considering its consolidated financial statements, in 1Q21, a result 169.8% higher than ascertained in 1Q20, going from a loss of R$ 43 million in 1Q20 to a profit of R$ 116 million in 1Q21, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 1Q21, increased 9.8% compared to 1Q20, going from R$ 711 million in 1Q20 to R$ 781 million in 1Q21. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Generation	381,660	390,588	-2.3
Energy supply to distribution companies	375,076	386,087	-2.9	The variation is mainly due to the following reasons: (i) a decrease in ACR (Regulated Market) revenue of R$ 3.8 million due to (a) an increase in the provision for reimbursement for insufficient generation of TPP Candiota by R$ 9 million, offsetting in part by: (b) a 3% price adjustment in the regulated market, increasing revenue by R$ 5.3 million; (ii) a reduction of R$ 7.2 million in ACL (Free Contracting Environment) revenue due to: (a) the -9% variation in the average selling price, which generated a R$ 14 million drop in revenues, partially offset by : (b) 4% increase in energy sold (322 MWavg in 1Q20 and 336 MWavg in 1Q21), generating an increase of R$ 6.9 million in revenues.
Short Term Market (CCEE)	6,584	4,501	46.3	The variation is mainly due to: (i) 84% increase in hydraulic generation between 1Q20 (107 MWavg) and 1Q21 (196 MWavg), which generated an increase of R$ 1.6 million in receipt via Energy Reallocation Mechanism (MRE); (ii) Other variations are caused by other effects of market accounting.
Transmission	467,159	399,791	16.9
O&M Income - Renewed lines - Transmission	154,523	180,889	-14.6	The variation is mainly due to: (i) increase in revenue of R$ 23 million as a result of various effects, highlighting the Prepayment Apportionment with R$ 4.5 million, the Calculation Adjustment Portion with R$ 5 million and the additional new works totaling R$ 8.3 million; (ii) The reduction of approximately 53% of the O&M RAP (Annual Allowed Revenue) related to MP 579/2012, converted into Law 12,783/2013, which will occur gradually in 1/5 per cycle during the period 2018/19 to 2022/23, as stipulated by ANEEL in the periodic tariff review process. This revision is retroactive to the cycle started in July/2018, a fact that generated the requirement to return part of the RAP received, through the Adjustment Portion - PA. The decrease in RAP (Annual Allowed Revenue), caused by the tariff review, reduced the renewed O&M revenue by R$ 49 million in 1Q21.
O&M Income - Transmission	61,789	51,804	19.3	The variation is mainly due to: (i) repricing of O&M, in 2020, of concession 004/2004, when the periodic tariff review was made, by R$ 10 million. In addition to this highlighted effect, a set of non-renewed concessions presented a balance between increases and decreases, considering tariff reviews, new works and other items of RAP (Annual Allowed Revenue).
Transmission Construction Income	22,943	22,394	2.5	The variation is mainly due to the slight increase in the volume of transmission projects being built by the company in 2021.
Income from Return of Investment in Transmission	227,904	144,704	57.5	The variation is mainly due to: (i) the increase in inflation rates in 2021; and (ii) the increase in the balance of contractual assets due to the adjustments made in June/2020, due to ANEEL's tariff reviews. The balance of contractual assets increased significantly due to the approval of the tariff review for transmission concessions extended under the terms of Law 12,783/2013, granted by Aneel in June 2020, which approved the new Annual Allowed Revenue ("RAP") these concessions for the 2020-2021 tariff cycle, bringing the following changes to RBSE (Basic Network Existing System): (a) retrospective change to WACC (Weighted Average Capital Cost) for the years 2018 and 2019; (b) changes in the asset base, incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE; (c) Incorporation of the payment of the controversial installment "Ke" that had been under judgment since 2017; and (d) 3-year split of differences between the amount effectively received between 2018 and 2019 and the installments now revised via the adjustment portion updated by IPCA.
Other Income	17,325	10,979	57.8	The variation is mainly due to the following reasons: (i) In 1Q20, due to the incorporation of Eletrosul by CGTEE, originating CGT Eletrosul, there was a contingency (impoundment) of the billing of the new Company due to the need for registration readjustments with clients and Municipal and State Finance Departments. This contingency was R$ 6.8 million, mainly from Service Contract Revenues; (ii) In 1Q21, there were no contingencies and contracts are being billed normally. However, in 1Q21 the Revenue from Operation and Maintenance Services was lower due to the termination of contracts that were executed in 1Q20.
Deductions to the Operating Revenue	-85,183	-89,851	-5.2	The variation is mainly due to the following reasons: (i) the calculation of taxes and charges are carried out by billing and not by corporate revenue, and the variation is explained by: (a) negative variation in generation revenue due to reimbursements mainly linked to the inflexibility of the Candiota III plant in 2020; Offset by: (b) 14% increase in transmission revenue due to readjustments and the effects of the tariff review of the contract renewed in June/2020; and (c) an increase of R$ 6.3 million in revenue from services rendered.
ROL	780,961	711,507	9.8

Operating Costs and Expenses

Operating Costs and Expenses increased 8.2% in 1Q21 compared to 1Q20, going from R$ 457 million to R$ 494 million, accordinng to the reasons listed below:
	-494,569	-457,151	8.19
PMSO - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Personnel	-112,310	-115,521	-2.8	The variation is mainly due to the following reasons: (i) increase due to the ACT (Collective Labor Agreement) of 2.4% and Additional for length of service of R$ 2.9 million; (ii) updating of Health Plan administration fees retroactive to 12/2019 in the amount of R$ 1.2 million; (iii) higher vacation premium requested by employees, causing an increase of R$ 850 thousand; and (vi) Extra Food ticket (similar to a Christmas Bonus) on Dec/2020 paid in 2021, which led the item to an increase of R$ 0.6 million. These effects were offset by: (v) a higher allocation of investment personnel by R$ 4.1 million; (vi) lower reimbursement of educational assistance and expenses with interns, both due to the effect of COVID; and (vii) a reduction of R$ 0.3 million in Risk Premium due to the implementation of a new Dangerousness Analysis System at TPP Candiota III, a measure that is part of the company's OBZ. We highlight that in 1Q20 there were expenses with the PDC (Consensual Dismissal Plan), retroactive accounting of disallowances referring to the Pension Fund Foundation of employees from CGTEE (FCEE), duplication during the system migration due to the corporate restructuring, vacation provisions and the impact of the provisions made manually until November 2020 that are currently automated in the system for a total of R$ 3.4 million as non-recurring events in 1Q21.
Supplies	-27,544	-33,297	-17.3	The variation is mainly due to: (i) a 30% reduction in the main inputs of TPP Candiota III, mainly related to better coal quality after the start of the jigging process; (ii) contractual renegotiation of lime, which took place in Aug/20, resulting in a reduction of 149.53 R$/ton, equivalent to a reduction of 15.5%, which is an important initiative of OBZ (Zero-based Budget) 2020 that was overcome when R$ 1.2 million a year was expected, and in 1Q21 the savings were approximately R$ 3 million.
Services	-45,290	-38,626	17.3	The variation is mainly due to the following reasons: (i) increase in expenses with legal offices of R$ 4.4 million, mainly due to arbitration proceedings abroad, whose expenses were impacted by the 20% exchange rate variation for the period for Dollar and 31% for the Euro; (ii) environmental consultancies R$ 300 thousand; and (iii) adhesion of new versions of Microsoft OFFICE 365 and Autocad 3D in the amount of R$ 1.7 million. Partially offset by (iv) a reduction of R$ 440 thousand in travel compared to the same period of the previous year due to the effects of the Covid pandemic 19.
				Regarding OBZ (Zero-based Budget), savings initiatives of R$ 2.4 million were foreseen, however only R$ 0.1 million were reached due to the postponement in the implementation of some of these measures.
Consensual Dismissal Plan/PAE (Provision)	0	-113	-100.0	The variation is mainly due to: (i) In 1Q20, 1 (one) employee left the company by PDC (Consensual Dismissal Plan) and 1 (one) by PAE (Extraordinary Retirement Plan). In 2021, there was no new Consensual Dismissal Plan.
Other	-4,492	-17,039	-73.6
Donations and Contributions	-487	0	-	The variation is mainly due to: (i) contributions to the Memória da Eletricidade (Memory of Electricity) in the amount of R$ 300 thousand; (ii) the remaining amount contributions to other entities. It should be noted that until 2020 the expenses mentioned above were made within Other Operating Expenses.
Other Operating Expenses	-4,005	-17,039	-76.5	The variation is mainly due to the following reasons: (i) greater recovery of expenses of R$ 9.6 million in 1Q21, with emphasis on (a) a reduction of R$ 8 million related to commissions on debentures to be amortized; (b) reduction of legal costs by R$ 2.9 million in 1Q21, given that in 1Q20 there was an expense with costs related to international lawsuits; (c) reduction of R$ 860 thousand in contribution to CEPEL; (d) a reduction of R$ 1.8 million related to expenses associated with fiber optic swap contracts, according to CPC 06 guidelines. These factors were partially offset by (ii) an increase of R$ 2.3 million with Insurance and Facilities of Equipment due to the increase in costs observed in this sector.
TOTAL PMSO	-189,636	-204,596	-7.3

Operating Costs R$ Thousand	1Q21	1Q20	Variation (%)	Analysis

17

Energy Purchased for Resale	-148,566	-144,054	3.1	The variation is mainly due to: (i) a 5.7% increase in the amount of energy purchased, which generated an additional cost of R$ 8.4 million due to the seasonality that the plants we maintain PPA adopted for 2021. They had more energy available to deliver, consequently they will have a lower amount for the other quarters of the year since the annual purchase quantity is fixed; and (ii) a 4% increase in the average acquisition price, increasing the cost by R$ 6.2 million. On the other hand, there was a reduction of R$ 10 million due to (iii) energy purchased in the Short Term Market from CCEE in 1Q20, totaling R$ 6.9 million, while there was no such cost in 1Q21; and (iv) negative variation in tax and financial effects of the PIS/COFINS discount of approximately R$ 3.1 million.
Charges upon use of electricity network	-12,541	-12,303	1.9	The variation is mainly due to: (i) readjustment of about 1.88% determined by ANEEL Homologatory Resolution No. 2,726/2020 (cycle 2020/21).
Construction Expense	-22,854	-22,414	2.0	The variation is mainly due to the volume of transmission projects being built by the company. The constructions are linked to Aneel's authoritative resolutions and the improvements made to the existing system. It is noteworthy, at the moment, the Company has not increased its market share through new auctions, which explains the little variation between quarters.
Fuel	-46,116	-42,084	9.6	The variation is mainly due to the following reasons: (i) an increase of 18 thousand tons of coal, a variation of 3.4%, following the average generation, which grew by 4.0%; (ii) readjustment in the main coal supply contract of 6.7%, which resulted in an increase of R$ 1.6 million, this contract represents 65% of the plant's consumption; and (iii) as of March 2020, a second supplier was hired to guarantee the supply of fuel and not affect the generation of the Plant with an additional cost of R$ 2.7 million. On the other hand, there was (iv) a 22.3% reduction in the consumption of Fuel Oil, about R$ 2 million in the period.
(-) Expenses recovery - Grant received	16,704	34,286	-51.3	The variation is mainly due to the following reason: (i) Order No. 2,616/2020/ANEEL establishes that the fuels used at the Candiota Plant will not be fully reimbursed, leading to less recognition of fuel reimbursement as of September/2020. In 2021, the reimbursement of coal is around 50%, while in 1Q20 100% of the reimbursement with fuel was being accounted.
Depreciation and Amortization	-60,770	-58,897	3.2	The variation is mainly due to: (i) Jigging and Overhaul at TPP Candiota III, which had fixed assets in 3Q20 in the amount of R$ 364 million. As of the immobilization of this amount, it starts to be depreciated, therefore the amount of assets to be depreciated has increased, and it will be at this new level from now on.
TOTAL Custos Operacionais	-274,143	-245,466	11.7

Operating Provisions R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Provisões Operacionais	-30,790	-7,089	334.3	The variation is mainly due to: (i) Constitution and adjustment of labor provisions in the amount of R$ 37 million in 1Q21, due to changes in loss probabilities, write-offs in court deposits and updates of the probable amount to be disbursed; (ii) increase in civil provisions by R$ 6.7 million, highlighting the provision of R$ 3.1 million with the Cruzeiro do Sul Energy Consortium, while in 1Q20 there were civil reversals in the amount of R$ 33 million, with emphasis on the reversal with KFW Bank. On the other hand, there was: (iii) Reversal in the tax provisions of R$ 21.2 million involving the ISS of the municipality of Águas Claras/MS, which lawsuit changed from probable to possible; and (iv) reversal of the 2017 inflexibility provision related to TPP Candiota III by R$ 6 million according to Order No. 2,315/2020 by Aneel; (v) In 2020, there was a recognition of R$ 21 million of onerosity in the intra-group energy purchase contracts (Eletronorte); and (vi) provision for Regulatory Contingency in the amount of R$ 4.4 million referring to Lot A - concession 001/2015 in 2020.

Financial Income R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Financial Income	11,719	20,641	-43.2
Income from financial investments	1,302	15,913	-91.8	The variation is mainly due to: (i) increase of 28.8% in the average balance of available funds and marketable securities, however with the average return on investments falling by 1.51% in the first quarter from 2020 to 0.072% in the first quarter of 2021, a fact that significantly reduced the income obtained from financial investments in the last period.
Other Financial Income	10,417	4,728	120.3	The variation is mainly due to: (i) monetary variation on the energy supply in the amount of R$ 7.2 million, having been only R$ 657 thousand in 1Q20. The higher realization in 2021 is explained by the reversal of the provision in the estimated revenue from energy sales (CCEE); and (ii) collection of a termination fine plus losses and damages in the amount of R$ 743 thousand, arising from the default of a bilateral energy sales contract, reducing the positive variation between the periods.
Financial Expenses	-135,482	-214,959	-37.0
Debt Charges - Financing and Loans	-39,393	-47,051	-16.3	The variation is mainly due to: (i) reduction in the appropriation of charges due to the reduction in the CDI and TJLP rates verified between 1Q20 and 1Q21; and (ii) amortization of the FIDC contract: Balance due on 03/31/2020 was R$ 502.7 million and 03/31/2021 it was reduced to R$ 263.4 million, generating a reduction in the amounts of charges levied on the balance debtor.
Leasing charges - suppliers	-752	0	-	The variation is mainly due to the following reasons: (i) installment of Energy not paid by CGT Eletrosul to Eletronorte in 2019, which is being made in 36 installments, since 07/20, without occurring in 1Q20.
Leasing charges	-1,059	-1,165	-9.1	The variation is mainly due to: (i) less appropriation of the interest included in the leasing installments. The 9.1% variation would be the spread between the discount rate adopted, the indexes for updating the contracts and their balance.
Charges on shareholders' compensation	-2,277	-1,538	48.0	The variation is mainly due to: (i) increase of 190% in the balance of dividends to be distributed in 2021, offset by the reduction in the SELIC rate of 1.01% per quarter in 1Q20 to 0.48% per quarter in 1Q21.
Monetary adjustment loss	-28,112	-8,350	236.7	The variation is mainly due to: (i) increase in the IPCA between the periods, from 0.53% in 1Q20 to 2.04% in 1Q21, impacting the monetary variation of existing debts.
Exchange variation loss	-48,003	-147,417	-67.4	The variation is mainly due to: (i) reduction in the dollar variation, which varied from R$ 4.03 to R$ 5.20 in 1Q20, that means, a variation of 28% and varied from R$ 5, 20 to R$ 5.70, a variation of 9.61% in 1Q21. The euro changed from R$ 4.53 to R$ 5.72, a variation of 26.4% in 1Q20 and variation of R$ 6.38 to R$ 6.69, representing a variation of 4.91% in 1Q21 . It should be noted that of the total amount of debt that the company has, 25% corresponds to foreign currency (dollar and euro) in the amount of R$ 686 million in Mar/2020.
Other Financial Expenses	-15,886	-9,438	68.3	The variation is mainly due to: (i) in 1Q21, there was R$ 6 million related to a fine on the payment of withheld income tax on interest on own capital (year 2020), which was paid at the end of March/21.
Financial Result	-123,763	-194,318	36.3

Equity R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Equity	8,891	-7,518	218.3	The variation is mainly due to: (i) a positive variation in the SPE Teles Pires of R$ 6.9 million higher than 1Q20 due to the drop in energy purchased for resale and reduction in financial expenses; (ii) The ESBR generation SPE also presented a positive variation of R$ 3.4 million between the periods; and (iii) positive variation of TSE transmission TSLE, which among the periods were R$ 4.3 million, whih improvement was impacted by the fact that, in January 2020, emergency costs were incurred with the acquisition of materials and contracting services for the restructuring of towers that suffered falls and were damaged due to a climatic event.

Income Tax and CSLL R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Current IR and CSLL	-432	-3,681	-88.3	The variation is mainly due to: (i) the company's fiscal result was lower in 1Q21, mainly due to the reimbursement of the Candiota III Plant's inflexibility in the second half of 2020. The inflexibility is only reimbursed in the year following, which made our billing (tax calculation basis) in the first quarter. Thus, the fiscal result reached R$ 2.6 million in 2021 and the use of the tax loss was R$ 1.2 million in the period.
Deferred IR and CSLL	-55,694	-6,349	777.2	The variation is mainly due to the fact that deferred taxes were higher than in the previous year due to: (i) Reversal of provision in generation revenue due to the reimbursement for inflexibility of the Candiota III Plant. Estimated amounts were provisioned in the second half of 2020 due to the shutdown of the plant and reversed at this time when the reimbursement is being made in the billing of that asset.
Non-controlling Shareholders	725	549	32.1	The variation is mainly due to: (i) effects of the consolidation of the investee SPE Livramento.

18

ELETRONUCLEAR

Result Analysis

The Company had, in 1Q21, a result 105.5 % lower than that ascertained in 1Q20, going from profit of R$ 228 million in 1Q20 to a loss of R$ 12 million in 1Q21, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 1Q21, decreased by 8.1% compared to 1Q20, going from R$ 817 million in 1Q20 to R$ 751 million in 1Q21. The variations of each income account are detailed below:

Gross Revenue	1Q21	1Q20	Variation (%)	Analysis
Generation	856,125	931,611	-8.1
Energy supply to distribution companies	856,125	931,611	-8.1	The variation is mainly due to: (i) reduction of R$ 75.5 million (-8.1%) in the Fixed Revenue of the Angra 1 and 2 Plants, in accordance with ANEEL Homologatory Resolution No. 2,821 of 12/15/2020 mainly due to the impact of the negative adjustment portion related to Nuclear Fuel of R$ 76.0 million in the quarter. The adjustment referring to Nuclear Fuel refers to estimated amounts of expenses with Nuclear Fuel by INB, included in the Fixed Revenue of 2020 but not actually billed during the year due to budget restrictions of that Agency.
Other Income	62	14	342.9	The variation is mainly due to: (i) in 1Q21, revenues from rental of Eletronuclear properties from different tenants, in the amount of R$ 62 thousand.
Deductions to the Operating Revenue	-104,875	-114,122	-8.1	The variation is mainly due to the realization proportional to the revenue.
ROL	751,312	817,503	-8.1

Operating Costs and Expenses
The Operating Expenses and Costs, in 1Q21, decreased by 1.3% compared to 1Q20, going from R$ 593 million in 1Q20 to R$ 585 million in 1Q21. The variations of each income account are detailed below:

PMSO - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Personnel	-158,418	-150,224	5.5	The variation is mainly due to: (i) non-recurring adjustment to the vacation provision in 1Q20 in the amount of R$ 21.5 million. Disregarding the adjustment, the realization of 1Q20 would be around R$ 171 million, showing a reduction in the account.
In 1Q21, there were: (i) R$ 7 million in Overtime reductions and R$ 3 million in Risk Premium, due to the non-occurrence of stoppage in 1Q21; (ii) reduction of Meal Ticket R$ 2.7 million. On the other hand, there was (iii) an increase of 2.4% due to ACT (Collective Labor Agreement) and 1% of Additional for length of service ; (iv) allocation of labor in Investment item of R$ 9.3 million in 1Q21, representing an increase of 26% compared to 1Q20.
				Regarding the PDC (Consensual Dismissal Plan), the expected savings per quarter are R$ 8.4 million, which would have been achieved had it not been for the R$ 21.5 million non-recurring effect in 1Q20.
Supplies	-5,706	-28,933	-80.3	The variation is mainly due to the following reason: (i) in 1Q20, Angra 1 (1P25) stopped due to a short circuit in the connection of the excitratrix with the electric generator. The plant remained shut in the scheduled period from 01/11/2020 until 02/14/2020, and beyond the scheduled time, for another 26 days (from 02/15/2020 to 03/12/2020). Altogether, the 1P25 stop lasted 61 days, with no occurrence in 1Q21. There is no estimate of OBZ (Zero-based Budget) savings for Supplies.
Services	-67,986	-90,580	-24.9	The variation is mainly due to the following reason: (i) in 1Q20, Angra 1 (1P25) stopped due to a short circuit in the connection of the excitratrix with the electric generator. The plant remained shut in the scheduled period from 01/11/2020 until 02/14/2020, and beyond the scheduled time, for another 26 days (from 02/15/2020 to 03/12/2020). Altogether, the 1P25 stop lasted 61 days, with no occurrence in 1Q21. Regarding OBZ (Zero-based Budget), the expected savings per quarter is R$ 10.2 million, with savings of R$ 8.9 million in 1Q21.
Consensual Dismissal Plan/PAE (Provision)	2,357	4,807	51.0	The variation is mainly due to: (i) reversals of provisions constituted in excess by the non-use of post-employment benefits (health plan) in termination programs.
Other	-27,672	-45,844	-39.6
Donations and Contributions	0	-106	-100.0	The variation is mainly due to: (i) contribution to ONS (National Electric System Operator) started to be classified in the group Other Operating Expenses in 1Q21.
Other Operating Expenses	-27,672	-45,738	-39.5	The variation is mainly due to the following reason: (i) in 1Q20, higher expenses with taxes and contributions on financial revenues linked to the income of the Decommissioning Fund in the amount of R$ 14.0 million; and (ii) postponement of commitments in affiliations in 1Q21, especially to EPRI - Eletric Power Research Institute, in the amount of R$ 4.0 million; and (iii) Contribution to ONS of R$ 106 thousand, which, as of 1Q21, started to be classified in this group of accounts.
TOTAL PMSO	-257,425	-310,774	-17.2

Operating Costs	1Q21	1Q20	Variation (%)	Analysis
Charges upon use of electricity network	-39,877	-44,860	-11.1	The variation is mainly due to: (i) a 4% reduction in the Transmission cost, in the amount of R$ 1.4 million; and (ii) a 32% reduction in the Distribution cost of R$ 3.6 million as part of the Distribution cost was allocated in April 2021 due to pending clarifications on the invoice to be paid to Enel.
Fuel	-125,754	-101,699	23.7	The variation is mainly due to: (i) 22% increase in consumption of fissile uranium equivalent (Kg Ueqv), from 254.348 Kg Ueqv in 1Q20 to 310.747 Kg Ueqv in 1Q21 due to the plant shutdown in 1Q20 for 61 days.
Depreciation and Amortization	-149,262	-149,479	-0.1	No relevant variation.
TOTAL OPERATING COSTS	-314,893	-296,038	6.4

Operating Provisions	1Q21	1Q20	Variation (%)	Analysis
	-13,002	13,928	193.4	The variation is mainly due to: (i) recording of an actuarial provision in the amount of R$ 13.8 million in 1Q21. On the other hand, in 1Q20 there was a reversal of the provision for contingencies, with emphasis on the annulment of the environmental administrative process in the amount of R$ 21 million. This reversal ended up being offset in 1Q20 by updating actuarial provisions and provisions for legal contingencies in the amount of R$ 7.7 million.

19

Financial Income	1Q21	1Q20	Variation (%)	Analysis
Financial Income	81,943	370,577	-77.9
Income from financial investments	11,500	926	1141.9	The variation is mainly due to: (i) gains in the amount of R$ 11.5 million in investments with a foreign exchange fund for the Angra III Plant in 1Q21, with no counterpart in 1Q20.
Monetary adjustment gain	626	850	-26.4	The variation is mainly due to: (i) monetary adjustment gains on judicial deposits in the compared periods.
Exchange variation gain	405	-2,052	119.7	The variation is mainly due to: (i) reduction of liabilities with suppliers held in foreign currency due to exchange rate fluctuation in the compared periods. Accordingly, the net exchange variation (assets and liabilities) was positive by R$ 42.3 million.
Other Financial Income	69,412	370,853	-81.3	The variation is mainly due to: (i) a lower return of R$ 301 million in the Decommissioning Fund between the quarters, due to exchange rate fluctuations given that the fund has positions in future dollar repurchase operations. The BRL/USD exchange rate changed positively by 29% during the 1st quarter of 2020, while in the 1st quarter of 2021 this variation was positive by 10%.
Financial Expenses	-215,485	-260,890	-17.4
Debt Charges - Financing and Loans	-117,943	-147,535	-20.1	The variation is mainly due to: (i) reduction in the index of contracts with the BNDES (TJLP) from 5.09% in March 2020 to 4.39% in March 2021; and (ii) conversion of loans with Holding (Eletrobras) into Capital, in the amount of R$ 1,035.8 million (October/2020), reflected in 1Q21.
Leasing charges	-634	-1,153	-45.0	The variation is mainly due to: (i) reduction in leasing charges as a result of amortizations in the compared periods. With the adoption of IFRS 16, the Company no more recognize operating costs and expenses arising from operating leasing contracts and starts to recognize in its income statement the effects of the depreciation of the rights to use the leased assets, in addition to the financial expense and the exchange variation calculated based on the financial liabilities of the leasing contracts.
Monetary adjustment loss	-6,953	-4,824	44.1	The variation is mainly due to: (i) an increase in the update of the debt confession contract with Furnas, in the amount of R$ 2.5 million in the compared periods, motivated by the increase in the contract index (IPCA) .
Exchange variation loss	-33,286	-73,201	-54.5	The variation is mainly due to: (i) reduction of liabilities with suppliers held in foreign currency due to exchange rate fluctuation in the compared periods. Accordingly, the net exchange variation (assets and liabilities) was positive by R$ 42.3 million.
Other Financial Expenses	-56,669	-34,177	65.8	The variation is mainly due to: (i) increase in the portion of recognition of present value adjustment of the decommissioning liability in the amount of R$ 21.9 million.
Financial Result	-133,542	109,687	-221.7

Income Tax and CSLL	1Q21	1Q20	Variation (%)	Analysis
Current IR and CSLL	-45,040	-105,836	-57.4	The variation is mainly due to: (i) Result applied to taxable income for the period, which had a significant reduction, especially due to the lower profitability of the decommissioning fund.

20

ELETROPAR

Result Analysis

The Company had, in 1Q21, an income 83.9 % lower than that ascertained in 1Q20, changing from profit of R$ 25.9 million in 1Q20 to a profit of RS 4.2 million in 1Q21, mainly due to the reasons described below.

Operating Costs and Expenses
Operating Expenses and Costs had, in 1Q21, increased of 105.2% compared to 1Q20, changing from R$ 22,115 thousand to negative R$ 1,155 thousand of expenses, with the variations listed below:

Gross Revenue - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Other Incomes	91	5	1,720.0	The variation is mainly due to: (i) readjustment of Eletronet's contracts.
ROL	91	5	1,720.0

PMSO - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Personnel	-670	-784	-14.5	The variation is mainly due to the following reason: (i) there was a reduction in the staff in 2020 and (ii) expenses with the replacement in the Board of Directors in March 2020.
Supplies	-2	-2	0.0	No variation between periods.
Services	-223	-236	-5.5	The variation is mainly due to: (i) reduction of expenses related to travel expenses, such as airline tickets and accommodation, due to the pandemic.
Other	-260	-189	37.6	The variation is mainly due to: (i) increase in PIS and Cofins paid in the period.
TOTAL PMSO	-1,155	-1,211	-4.6

Operating Costs - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Depreciation and Amortization	-1	-1	0.0	No variation between periods.
TOTAL OPERATING COSTS	-1	-1	0.0

Operating Provisions - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
	0	23,327	100.0	The variation is mainly due to the following reason: (i) in 1Q20, the reversal of the allowance for doubtful accounts of Eletronet, for the years 2018, 2019 and until February/2020, due to the renewal of the contracts (ECE 1,165 and 1,166)/99). As the contracts were renewed, Eletropar's solidarity over Eletronet's debt was excluded. In this way, the value of the accounts payable to the assignors, and not yet received by Eletronet, was fully reversed, which generated gains, with expense recovery.

Financial Result - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Financial Income	245	1,307	-81.3
Income from financial investments	100	1,306	-92.3	The variation is mainly due to the following reason: (i) significant drop in the rates that make investment funds profitable. The financial assets that make up the fund's portfolio are directly exposed to the risk of changes in fixed and floating interest rates (SELIC / CDI).
Other Financial Income	145	1	14400.0	The variation is mainly due to the following reason: (i) in March 2021, Selic's financial income on tax credits for the financial period 2018 to 2020 was calculated.
Financial Expenses	-242	-315	-23.2
Other Financial Expenses	-242	-315	-23.2	The variation is mainly due to the following reason: (i) in 1Q20, there was no payment to shareholders; (ii) in both periods, the amounts received from Eletronet and not yet passed on to the assignors are invested in investment funds and the gains determined on these amounts are also recognized as financial expenses.
Financial Result	3	992	-99.7

Equity - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Equity	4,400	2,824	55.8	The variation is mainly due to the following reason: (i) In 1Q21, there were gains due to the purchase of CTEEP shares changing its participation from 0.66% to 0.69% and income with dividend/interest on own capital.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	1Q21	1Q20	Variation (%)	Analysis
Current IR and CSLL	829	0	-	The variation is mainly due to the following reason: (i) gains on the sale of investments (Light).

21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.